EXHIBIT 99.1

AGREEMENT AND PLAN OF MERGER

among

CARLYLE AVIATION ELEVATE LTD.,

CARLYLE AVIATION ELEVATE MERGER SUBSIDIARY LTD.,

and

FLY LEASING LIMITED

Dated as of March 27, 2021

i

TABLE OF CONTENTS

(Continued)

TABLE OF CONTENTS

(Continued)

INDEX OF DEFINED TERMS

Definition	Location

Acquisition Proposal	5.4(i)(i)
Action	3.9
ADR	2.4(b)
ADS	Recitals
Adverse Recommendation Change	5.4(d)
Affiliate	8.3(a)
Agreement	Preamble
Aircraft	8.3(b)
Alternative Acquisition Agreement	5.4(d)
Anti-Corruption Laws	8.3(c)
Anti-Money Laundering Laws	8.3(d)
Antitrust Law	5.7(g)
Assignment and Assumption Agreement	Recitals
BBAM	8.3(e)
BBAM Agreement	Recitals
Benefit Plan	3.11
Bermuda Companies Act	Recitals
Book-Entry Shares	2.4(b)
Business Day	8.3(f)
Bye-law Amendment	Recitals
Certificate of Merger	1.3
Certificates	2.4(b)
Change of Control Consent Solicitation	5.17
Change of Control Offer	5.17
Closing	1.2
Closing Date	1.2
Code	2.5
Company	Preamble
Company Board	Recitals
Company Bye-laws	3.1(b)
Company Charter	3.1(b)
Company Disclosure Letter	Article III
Company Incentive Plan	2.2(a)
Company Merger Vote Matters	3.3
Company Recommendation	5.5(b)
Company Registered IP	3.20(a)
Company SAR	2.2(a)
Company SEC Documents	3.5(a)
Company Shareholder Approval	3.3
Company Shareholders Meeting	5.5(b)
Confidentiality Agreement	5.6(b)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

Contract	3.4(a)
control	8.3(g)
COVID-19	8.3(h)
Customary Agreement	3.14(f)
Debt Financing	8.3(i)
Debt Tender Offer	5.17
Deposit Agreement	2.7
Depositary	2.7
Dissenting Shareholder	2.6(a)
Dissenting Shares	2.6(a)
DTC	2.4(d)
DTC Payment	2.4(d)
Effective Time	1.3
Engine	8.3(j)
Environmental Laws	3.13(c)(i)
Environmental Permits	3.13(c)(ii)
ERISA	3.11
Exchange Act	3.4(b)
Excluded Share	8.3(k)
Existing Indenture	5.17
Existing Notes	5.17
Export Controls	8.3(l)
Financing Sources	8.3(m)
GAAP	3.5(b)
Governmental Entity	3.4(b)
Indemnified Parties	5.10(a)
Intellectual Property	3.20(c)
Intervening Event	5.4(h)(ii)
knowledge	8.3(n)
Law	3.4(a)
Lease	8.3(o)
Lease Documents	8.3(p)
Lessee	8.3(q)
Lessee Furnished Equipment	8.3(r)
Liens	3.2(a)
Limited Guarantee	Recitals
Management Agreement	Recitals
Manager	Recitals
Manager Shares	3.2(a)
Manuals and Technical Records	8.3(s)
Material Adverse Effect	8.3(t)
Material Contract	3.17(a)
Materials of Environmental Concern	3.13(c)(iii)
Merger	Recitals

v

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

Merger Application	1.3
Merger Consideration	2.1(a)
Merger Sub	Preamble
OFAC	8.3(u)
Offering Documents	8.3(v)
Parent	Preamble
Parent Material Adverse Effect	4.1(a)
Paying Agent	2.4(a)
Payment Fund	2.4(a)
Permits	3.10
Permitted Encumbrance	8.3(w)
Person	8.3(x)
Proxy Statement	3.7
Public Health Measures	8.3(y)
Registrar	1.3
Representatives	5.4(a)
Sanctioned Country	8.3(z)
Sanctioned Person	8.3(aa)
Sanctions	8.3(bb)
SASOF Funds	Recitals
SEC	3.5(a)
Securities Act	3.5(a)
Share	Recitals
Special Committee	Recitals
Statutory Merger Agreement	8.3(cc)
Subsidiary	8.3(dd)
Superior Proposal	5.4(i)(iii)
Surviving Company	1.1
Takeover Laws	3.21
Tax Returns	3.14(q)(ii)
Taxes	3.14(q)(i)
Tendered Notes	5.17
Termination Date	7.1(b)(i)
Termination Fee	7.3(b)
Transactions	Recitals
Voting Agreement	Recitals
Withholding Agent	2.5

Exhibit A	Bye-law Amendment
Exhibit B	BBAM Agreement
Exhibit C	Statutory Merger Agreement

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 27, 2021, by and among CARLYLE AVIATION ELEVATE LTD., an exempted company incorporated in the Cayman Islands with limited liability (“Parent”), CARLYLE AVIATION ELEVATE MERGER SUBSIDIARY LTD., a Bermuda exempted company and a wholly-owned Subsidiary of Parent (“Merger Sub”), and FLY LEASING LIMITED, a Bermuda exempted company (the “Company”).

RECITALS

WHEREAS, the parties hereto desire to effect a business combination, upon the terms and subject to the conditions set forth in this Agreement, through the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company and a wholly owned, direct subsidiary of Parent (the “Merger”);

WHEREAS, in connection with the Merger, each common share, par value $0.001 per share, of the Company (each, a “Share”, which term shall include, except as otherwise provided in this Agreement, each Share represented by an American Depositary Share, each of which represents one Share (each, an “ADS”)), that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and the Statutory Merger Agreement and in accordance with the Companies Act 1981 of Bermuda, as amended (the “Bermuda Companies Act”);

WHEREAS, the board of directors of the Company (the “Company Board”) has established a special committee of the Company Board consisting solely of independent and disinterested directors of the Company (the “Special Committee”) to, among other things, review and evaluate this Agreement, the Statutory Merger Agreement, the BBAM Agreement, the Assignment and Assumption Agreement, and the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and to make a recommendation to the Company Board with respect thereto;

WHEREAS, the Company Board (acting upon the unanimous recommendation of the Special Committee) has, unanimously among those voting, adopted resolutions approving the Transactions and this Agreement, determined that the Merger Consideration constitutes fair value for the Shares in accordance with the Bermuda Companies Act, determined that this Agreement, the Statutory Merger Agreement, the BBAM Agreement, the Assignment and Assumption Agreement, and the consummation of the Transactions are advisable and in the best interest of the Company and its shareholders, and resolved, subject to Section 5.4, to recommend that the Company’s shareholders vote to approve and adopt (i) an amendment to the Company Bye-laws in the form attached hereto as Exhibit A (the “Bye-law Amendment”) and (ii) immediately following approval and adoption of the Bye-law Amendment, this Agreement, the Statutory Merger Agreement and the Transactions;

WHEREAS, the board of directors of Parent has unanimously adopted resolutions approving the Transactions and this Agreement, the BBAM Agreement and the Voting Agreement and determined that the consummation of the Transactions is advisable and in the best interest of Parent and its sole shareholder;

WHEREAS, the board of directors of Merger Sub has unanimously adopted resolutions approving the Transactions, this Agreement and the Statutory Merger Agreement, determined that the Merger Consideration constitutes fair value for the Shares in accordance with the Bermuda Companies Act and that the consummation of the Transactions is advisable and in the best interest of Merger Sub, and resolved to recommend that Parent as Merger Sub’s sole shareholder approve and adopt this Agreement, the Statutory Merger Agreement, and the Transactions;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe certain conditions to the Merger as specified herein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the Company’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, BBAM is entering into an agreement with the Company and an Affiliate of Parent in the form attached hereto as Exhibit B (the “BBAM Agreement”) pursuant to which, among other things, at the Effective Time (i) Parent shall pay Fly Leasing Management Co. Limited, a Bermuda exempted company (the “Manager”), on behalf of the Company, the fee specified in Section 7(b) of the BBAM Agreement, (ii) the Amended and Restated Fly Management Agreement, dated as of December 28, 2012, by and between the Company and Manager, as amended to date (the “Management Agreement”), shall automatically terminate, and (iii) the Company shall, subject to Section 42 of the Bermuda Companies Act, repurchase all Manager Shares for their par value;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and material inducement to enter into this Agreement, SASOF V LP and SASOF Offshore V LP (collectively, “SASOF Funds”) have delivered a limited guarantee in favor of the Company (the “Limited Guarantee”), pursuant to which SASOF Funds have irrevocably guaranteed the payment, performance and discharge of the obligations of Parent and Merger Sub under this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, certain shareholders of the Company have entered into a voting and support agreement in favor of Parent (the “Voting Agreement”), whereby such shareholders have agreed to vote in favor of, and support the consummation of, the Merger, on the terms and conditions set forth therein; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and BBAM have entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”), pursuant to which the Company shall assign to BBAM, and BBAM shall assume, all of the Company’s rights and obligations under certain contracts with AirAsia Group Berhad and its affiliates, on the terms and conditions set forth therein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

Article I
THE MERGER

Section 1.1          The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, and in accordance with Section 104H of the Bermuda Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company. Upon the effectiveness of the Merger, the corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company, as per Section 104H of the Bermuda Companies Act, in the Merger (the “Surviving Company”) and a wholly-owned, direct subsidiary of Parent.

Section 1.2          Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, NY 10166-0193, unless another date, time or place is agreed to in writing by Parent and the Company; provided, that the Closing may occur remotely via electronic exchange of required Closing documentation in lieu of an in-person Closing, and the parties shall cooperate in connection therewith. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3          Effective Time. Upon the terms and subject to the provisions of this Agreement, the parties will on or prior to the Closing Date (a) prepare, execute and deliver the Statutory Merger Agreement, (b) cause an application for registration of the Merger and the Surviving Company (the “Merger Application”) to be prepared, executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Bermuda Companies Act, accompanied by the documents required by Section 108(2) of the Bermuda Companies Act and (c) cause to be included in the Merger Application a confirmation that the Company is to be registered as the surviving company under the Bermuda Companies Act pursuant to the Merger and a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date at the time of day mutually agreed upon by the Company and Parent and set forth in the Merger Application. The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar or such other time and date as the Certificate of Merger shall provide (such time and date, the “Effective Time”).

Section 1.4          Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Statutory Merger Agreement and in Section 109(2) of the Bermuda Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub (including, without limitation, the obligation to pay the appraised fair value of the Dissenting Shares as required by Section 106(6B) of the Bermuda Companies Act in accordance with Section 2.6(a)) shall become the debts, liabilities and duties of the Surviving Company.

Section 1.5          Memorandum of Association; Bye-laws. The memorandum of association of the Company as in effect immediately prior to the Effective Time shall be the memorandum of association of the Surviving Company, until thereafter changed or amended as provided therein or by applicable Law (subject to Section 5.10). The bye-laws of the Surviving Company shall, at the Effective Time, by virtue of the Merger and without any further action, be amended and restated to be in the form of the bye-laws of Merger Sub as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company (subject to Section 5.10). The parties shall take all actions reasonably necessary so that immediately after the Effective Time the name of the Surviving Company shall be Fly Leasing Limited.

Section 1.6          Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed.

Section 1.7          Officers. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed.

Article II
EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT COMPANIES; EXCHANGE OF CERTIFICATES

Section 2.1          Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock (or share capital) of the Company, Parent or Merger Sub:

(a)          Each Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted automatically into and shall thereafter represent the right to receive $17.05 in cash (the “Merger Consideration”), without interest, and subject to deduction for any required withholding Tax in accordance with Section 2.5. For the avoidance of doubt, because each ADS represents one (1) Share, each ADS that is issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares or Dissenting Shares) shall, from and after the Effective Time, only represent the right to receive the Merger Consideration from the Depositary pursuant to the terms and conditions set forth in the Deposit Agreement. As of the Effective Time, all Shares shall no longer be issued and outstanding and shall be automatically canceled, and shall cease to exist, having been converted by virtue of the foregoing only into (except for Excluded Shares, which shall be governed by Section 2.1(b) and for Dissenting Shares, which shall be governed by Section 2.6) the right to receive the Merger Consideration to be paid in accordance with Section 2.4, without interest.

(b)          Each Share held in the treasury of the Company or owned, directly or indirectly, by the Company, Parent, Merger Sub or any wholly-owned Subsidiary of the Company immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) shall automatically be canceled and shall cease to exist, without any repayment of capital in respect thereof, and no consideration shall be delivered in exchange therefor, and any Shares that were reserved for issuance by the Company including, for the avoidance of doubt, Shares reserved for issuance upon exercise of Company SARs, shall be released and shall no longer be so reserved.

(c)          Each common share, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable common share, par value $0.0001 per share, of the share capital of the Surviving Company.

(d)         If at any time during the period between the date of this Agreement and the Effective Time, any change in the issued and outstanding shares of the share capital of the Company, or securities convertible into or exchangeable into or exercisable for shares of such share capital, shall occur as a result of any reclassification, recapitalization, stock or share split (including a reverse stock or share split) or subdivision or combination, consolidation, exchange or readjustment of shares, or any share dividend or share distribution with a record date during such period, merger, amalgamation or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change.

Section 2.2          Treatment of Stock Appreciation Rights.

(a)          At the Effective Time, each stock appreciation right (each, a “Company SAR”) granted under the Company’s 2010 Omnibus Incentive Plan (the “Company Incentive Plan”) or otherwise that is outstanding immediately prior to the Effective Time shall be canceled and, in exchange therefor, the Surviving Company shall pay to each former holder of any such canceled Company SAR as soon as practicable following the Effective Time an amount in cash (without interest, and subject to deduction for any required withholding Tax in accordance with Section 2.5) equal to the product of (i) the excess of the Merger Consideration over the applicable exercise price of such Company SAR and (ii) the number of Shares subject to such Company SAR; provided, that if the exercise price of any such Company SAR is equal to or greater than the Merger Consideration, such Company SAR shall be canceled without any cash payment being made in respect thereof. To the extent not previously terminated, at the Effective Time, the Company Incentive Plan shall be terminated.

(b)          Prior to the Effective Time, the Company shall take all actions necessary to effectuate the provisions of this Section 2.2.

Section 2.3          Treatment of Manager Shares. Subject to Section 42 of the Bermuda Companies Act, at the Effective Time, concurrently with Parent paying Manager, on behalf of the Company, the fee specified in Section 7(b) of the BBAM Agreement and the termination of the Management Agreement, the Company shall repurchase all Manager Shares for their par value in accordance with the terms of the BBAM Agreement and the Company Bye-laws and, upon such repurchase, the Manager Shares shall be canceled, shall not be re-issued and the amount of the Company’s issued share capital shall be diminished by the nominal value of the Manager Shares with the repurchase of the Manager Shares under Section 42 of the Bermuda Companies Act not reducing the amount of the Company’s authorized share capital.

Section 2.4          Exchange and Payment.

(a)          Prior to the Effective Time, Parent shall enter into an agreement (in a form reasonably acceptable to the Company) with the Company’s transfer agent to act as agent for the shareholders of the Company in connection with the Merger (the “Paying Agent”) to receive the Merger Consideration to which shareholders of the Company shall become entitled pursuant to this Article II. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent cash in an amount sufficient to pay the aggregate Merger Consideration in accordance with Section 2.1(a) and make all payments pursuant to Section 2.2(a) (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to Section 2.1(a) and Section 2.2(a), except as provided in this Agreement. The Surviving Company shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Shares for the Merger Consideration and other amounts contemplated by this Article II. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares and Dissenting Shares) and (y) the Merger Consideration, and (B) the Depositary will distribute the Merger Consideration to each holder of ADSs (other than ADSs representing Excluded Shares and Dissenting Shares) upon surrender by them of the ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any, which shall be withheld by the Depositary in accordance with Section 2.5) due to or incurred by the Depositary in connection with distribution of the Merger Consideration to holders of ADSs and the cancellation of ADSs. No interest shall be paid or will accrue on any amount payable in respect of the Shares (including ADSs) pursuant to the provisions of this Article II.

(b)         Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Surviving Company shall cause the Paying Agent or Depositary, as applicable, to mail to each holder of record of an issued and outstanding certificate or outstanding certificates (“Certificates”, which term shall include, except as otherwise provided in this Agreement, any physical certificated American Depositary Receipts (each, an “ADR”) representing an ADS) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 2.1(a), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent or Depositary, as applicable) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration payable with respect thereto pursuant to Section 2.1(a). Upon surrender of a Certificate to the Paying Agent or Depositary, as applicable, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent or Depositary, as applicable, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate (subject to deduction for any required withholding Tax in accordance with Section 2.5), and the Certificate so surrendered shall forthwith be canceled. Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Paying Agent or Depositary, as applicable, shall issue and deliver to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”, which term shall include, except as otherwise provided in this Agreement, each ADS represented by book entry), a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 2.1(a) in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or an executed letter of transmittal to the Paying Agent or Depositary, and such Book-Entry Shares shall then be canceled. No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of Certificates or Book-Entry Shares.

(c)           If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(d)         Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(e)          All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the register of members of the Company shall be closed and there shall be no further registration of transfers on the register of members of the Surviving Company of the Shares that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company, the Paying Agent or Depositary, as applicable, for transfer or transfer is sought for Book-Entry Shares, such request for transfer of Certificates or Book-Entry Shares shall be denied as all Shares shall have already been canceled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f)           The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis; provided, that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. If for any reason (including investment losses) the cash in the Payment Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder (but subject to Section 2.5), Parent shall promptly deposit cash into the Payment Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any interest and other income resulting from such investments shall be payable to the Surviving Company.

(g)          At any time following the date that is 12 months after the Effective Time, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto and including the proceeds of any investment thereof) which have been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look to Parent or the Surviving Company (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificate or Book-Entry Shares.

(h)          (i)        If any Certificate (excluding any ADR) shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including, if necessary, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

               (ii)       If any ADR shall have been lost, stolen or destroyed, Parent and the Surviving Company shall use reasonable best efforts to cause the Depositary to take such actions as are necessary or appropriate pursuant to the terms of Section 2.8 of the Deposit Agreement (whether the agreement is still in force or not) in respect of such lost, stolen or destroyed ADR.

(i)              None of Parent, Merger Sub, the Surviving Company or the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to the Surviving Company or a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered before such date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such cash in respect of such Certificate shall, to the extent permitted by Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.5          Withholding Rights. Parent, the Surviving Company or the Paying Agent (as applicable, the “Withholding Agent”) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares, Manager Shares, Company SARs or otherwise pursuant to this Agreement such amounts as the Withholding Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law, including Irish tax, payroll (PAYE) and social security (PRSI) law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the Withholding Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If the Withholding Agent determines that any amounts are required to be deducted or withheld (other than any deduction or withholding with respect to any payments constituting compensation for services for tax purposes or any backup withholding), the Withholding Agent shall use commercially reasonable efforts to, prior to deducting or withholding such amounts, notify the applicable Person in respect of which such deduction and withholding is to be made and shall reasonably cooperate in good faith to establish or obtain any exemption from or reduction in the amount of any withholding that otherwise would be required.

Section 2.6          Dissenting Shares.

(a)          Notwithstanding anything in this Agreement to the contrary, any Shares, excluding Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time that are held by any registered holder of Shares who (i) did not vote in favor of the Merger (ii) complied with all of the provisions of the Bermuda Companies Act concerning the right of holders of Shares to require appraisal of such holder’s Shares pursuant to Section 106(6) of the Bermuda Companies Act (any such holder, a “Dissenting Shareholder” and such Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as described in Section 2.1(a), but shall be cancelled and converted into the right to receive the fair value thereof, as appraised by the Supreme Court of Bermuda under Section 106 of the Bermuda Companies Act which, if paid following the Effective Time, will be paid by the Surviving Company. Pursuant to Section 106(6C), no appeal shall lie from an appraisal by the Supreme Court of Bermuda under Section 106 of the Bermuda Companies Act.

(b)          In the event that a Dissenting Shareholder fails to perfect, effectively withdraws or otherwise waives any right to appraisal under Section 106(6) of the Bermuda Companies Act, its Shares shall be cancelled and converted as of the Effective Time into the right to receive the Merger Consideration for each such Dissenting Share.

(c)          The Company will give Parent (i) prompt notice of (A) any demands for appraisal of Dissenting Shares or withdrawals of such demands received by the Company and any other written instruments received by the Company relating to dissenter or appraisal rights in relation to any of the Shares, and (B) to the extent that the Company has knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares; and (ii) to the extent permitted by applicable Law, the right to participate with the Company in any and all negotiations and proceedings with respect to any demands for appraisal pursuant to the Bermuda Companies Act in respect of Dissenting Shares. The Company shall not, except with the prior written consent of Parent or as otherwise required by an order of a Governmental Entity of competent jurisdiction, approve any withdrawal, voluntarily make any payment with respect to any demands for appraisal, settle (or offer to settle) any demands for appraisal or waive any shareholder’s failure to take any action (or omit to take any action) in order to exercise or perfect such Person’s right to appraisal. Payment of any amount payable to holders of Dissenting Shares shall be the obligation of the Surviving Company.

Section 2.7           Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Deutsche Bank Trust Company Americas (the “Depositary”) to terminate the deposit agreement by and among the Company, the Depositary and all Holders and Beneficial Owners (as defined thereunder) of ADSs evidenced by ADRs issued thereunder, as the same may be further amended from time to time (the “Deposit Agreement”), in accordance with its terms.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed or reflected in the Company SEC Documents filed with or furnished to the SEC on or after June 1, 2018 and prior to the date of this Agreement (for the avoidance of doubt, including any documents incorporated by reference into such documents, but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), or (b) as set forth in the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1          Organization, Standing and Power.

(a)          Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as has not had and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

(b)         The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s Memorandum of Association (the “Company Charter”) and Amended and Restated Bye-Laws (the “Company Bye-laws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bye-Laws in any material respect.

Section 3.2           Capital Stock.

(a)          The authorized share capital of the Company consists of (i) 499,999,900 Shares and (ii) 100 shares, par value $0.001 per share, authorized pursuant to Section 4.1(b) of the Company Bye-laws (the “Manager Shares”). As of March 24, 2021 (w) 30,481,069 Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (x) 0 Shares were held in treasury, (y) 100 Manager Shares were outstanding, and (z) 4,825 Company SARs were outstanding and exercisable at a weighted average exercise price of $12.28 per share. Except as set forth above, and except for changes since March 24, 2021 resulting from the exercise of Company SARs outstanding on such date, as of the date of this Agreement, (A) there are no outstanding or authorized (1) shares of the share capital or other voting securities of the Company, (2) securities of the Company convertible into or exchangeable for shares of the share capital or voting securities of the Company or (3) options or other rights to acquire from the Company, and no obligation of the Company to issue, any share capital, stock, voting securities or securities convertible into or exchangeable for share capital, stock or voting securities of the Company or (4) bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matters on which shareholders may vote in relation to the Company or any of its Subsidiaries, (B) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any share capital, stock, voting securities or securities convertible into or exchangeable for share capital, stock or voting securities of the Company or any of its Subsidiaries and (C) there are no other options, other equity-based awards, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to or convertible into the issued or unissued share capital, stock of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party. Since March 24, 2021 through the date of this Agreement, the Company has not declared, set aside, made or paid to its shareholders, dividends or other distributions on the outstanding shares of its share capital and the Company Board has not approved or adopted any resolutions with respect to the foregoing. Each of the outstanding shares of capital stock or share capital of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances (collectively, “Liens”) of any nature whatsoever, other than Permitted Encumbrances, and except where any such failure to own any such shares free and clear has not had and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect. Section 3.2 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company and its jurisdiction of incorporation or organization. None of the Shares are held by the Company’s Subsidiaries.

(b)          Except for the Company Incentive Plan, neither the Company nor any of the Company’s Subsidiaries have ever adopted, sponsored or maintained any stock or share option plan or any other plan or agreement providing for equity or equity-related compensation to any Person. Each Company SAR was originally granted in compliance with applicable Law, including Section 409A of the Code, the terms of the Company Incentive Plan, and with an exercise price at least equal to the fair market value of a Share on the date of grant. The terms of the Company Incentive Plan and the applicable agreements for each Company SAR allow for the treatment of the Company SARs, as applicable, as provided in this Agreement, without the consent or approval of the holders of such securities or any other Person. The Company Incentive Plan, and each award granted thereunder, was operated and administered in compliance with all applicable Laws, including the Code.

Section 3.3           Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).  The Special Committee has been duly authorized and constituted and at a meeting duly called and held has unanimously recommended that the Company Board approve and declare advisable this Agreement, the Statutory Merger Agreement and the Transactions upon the terms and subject to the conditions set forth in this Agreement. As of the date hereof, the Company Board (acting upon the unanimous recommendation of the Special Committee) has, unanimously among those voting, approved and declared advisable this Agreement and the Transactions and, subject to Section 5.4, has resolved to recommend that the Company’s shareholders approve this Agreement, the Statutory Merger Agreement and the Merger. The vote in favor of the approval and adoption of the Bye-law Amendment by a majority of the votes cast by holders of Shares present or represented by proxy and voting at the Company Shareholders Meeting at which two or more persons are present in person at the start of such Company Shareholders Meeting and representing in person or by proxy in excess of 25% of the total issued voting Shares in relation to approving the Bye-law Amendment, and, immediately following the approval and adoption of the Bye-law Amendment, this Agreement, the Statutory Merger Agreement and the Merger (collectively, the “Company Merger Vote Matters”) by a majority of the votes cast by holders of Shares and the Manager Shares (voting together) present or represented by proxy and voting at the Company Shareholders Meeting at which two or more persons are present in person at the start of such Company Shareholders Meeting and representing in person or by proxy in excess of 25% of the total issued voting Shares and Manager Shares (voting together) in relation to approving the Company Merger Vote Matters (collectively, the “Company Shareholder Approval”) are the only votes of any class or series of the Company’s share capital that is necessary pursuant to applicable Law, the Company Charter or the Company Bye-laws to approve the Company Merger Vote Matters.

Section 3.4           No Conflict; Consents and Approvals.

(a)          The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, do not and will not (i) conflict with or violate the Company Charter or Company Bye-laws or the equivalent organizational documents of any of its Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment or decree (collectively, “Law”) applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, suspension, cancellation, non-renewal, amendment or acceleration of, or result in the creation of any Lien upon any Permit or any of the respective properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)         The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court commission, or other governmental body (each, a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) any filings required under the applicable requirements of any Antitrust Laws, including in the jurisdictions set forth in Section 3.4(b) of the Company Disclosure Letter, (iii) such filings as necessary to comply with the applicable requirements of the New York Stock Exchange, (iv) such filings with the Bermuda Monetary Authority as necessary in order to obtain exchange control permission to permit the Parent to become the sole member of the Surviving Company pursuant to the Bermuda Exchange Control Act 1972, and applicable regulations, (v) the notification to the Bermuda Monetary Authority of the Merger and change in beneficial ownership of the Company and its Subsidiaries which are incorporated in Bermuda and similar notifications for the change in beneficial ownership of the Company and its Subsidiaries, other than in Bermuda, as applicable, (vi) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act as contemplated under Section 1.3, (vii) any filings that may be required by reason of Parent’s participation in the Transactions, and (viii) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.5          SEC Reports; Financial Statements.

(a)          The Company has timely filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2019 (all such forms, reports, statements, certificates and other documents filed since January 1, 2019 and prior to the date hereof, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)          The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC, complied, as of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations, changes in shareholders’ equity and cash flows for the periods indicated. The unaudited consolidated quarterly financial statements of the Company (including any related notes thereto) included in the Company’s Reports on Form 6-K filed with the SEC since January 1, 2019, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments). As of the date hereof, there are no outstanding or unresolved written comments from the SEC with respect to the Company SEC Documents.

(c)          The Company has established and maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. Such disclosure controls and procedures are designed to be effective in timely alerting such individuals to material information required to be included in the Company’s periodic reports under the Exchange Act and ensure that the information required to be disclosed in the Company SEC Documents is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. The Company and its Subsidiaries maintain internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of it or its subsidiaries or accountants or BBAM (including all means of access thereto and therefrom) and are held or maintained in such places as may be required under all applicable Laws. The Company has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d)         The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.

Section 3.6          No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature whatsoever, whether or not accrued, absolute, contingent or otherwise, and whether or not required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC prior to the date of this Agreement, (b) incurred in the ordinary course of business since December 31, 2020, (c) which have been discharged or paid in full prior to the date of this Agreement, (d) incurred pursuant to the transactions contemplated by this Agreement and (e) that have not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

Section 3.7          Certain Information. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 3.8          Absence of Certain Changes or Events. Since December 31, 2020 through the date of this Agreement, (i) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business in all material respects and (ii) there has not been (x) any event, change, circumstance, state of facts, condition, action or effect, alone or in combination, that has had, or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, or (y) any event, change, circumstance, state of facts, condition, action, or effect that, if such event, change, circumstance, state of facts, condition, action or effect had occurred, existed or been taken during the period from the date of this Agreement through the Effective Time, would constitute or result in a breach of Section 5.1(b)(iii), (iv), (vi), (x), (xi), (xii), (xiii), (xiv), (xv), (xviii), (xix), or (xx), or Section 5.1(b)(xxi) solely to the extent that it relates to any of the foregoing sub-clauses of Section 5.1(b).

Section 3.9          Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) there is no suit, claim, action, arbitration, mediation or investigation, or proceeding, whether judicial, administrative, civil or criminal (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any present or former officer, director or employee thereof in his or her capacity as such or any person for whom it or its Subsidiaries may be liable or any of their respective properties by or before any Governmental Entity and (b) neither the Company nor any of its Subsidiaries nor any of their respective assets or properties is or are subject to any writs, judgment, order, injunction, rule or decree of any Governmental Entity.

Section 3.10       Compliance with Laws. Except with respect to ERISA, Environmental Laws, Materials of Environmental Concern, Taxes, Sanctions, Anti-Corruption Laws, Export Controls and Anti-Money Laundering Laws (which are the subject of Section 3.11, Section 3.13, Section 3.14 and Section 3.24, respectively), the Company and each of its Subsidiaries are in compliance with all Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except with respect to Environmental Laws (which are the subject of Section 3.13), the Company and its Subsidiaries have in effect all permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.11       Benefit Plans. Except for the Company Incentive Plan, the Company and its Subsidiaries do not sponsor, maintain, contribute and have no obligation or liability (contingent or otherwise) with respect to, any “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) or any stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation or other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (a “Benefit Plan”). Neither the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event) (i) would reasonably be expected to accelerate the time of any payment or trigger any funding of any compensation or benefit due to any service providers of the Company or any of its Subsidiaries, or trigger any other obligation under the Company Incentive Plan or (ii) would reasonably be expected to result in any payment or benefit that could not be deductible under Section 280G of the Code.

Section 3.12       Labor Matters. Neither the Company nor any of the Company’s Subsidiaries have, or have ever had, any employees or any obligations or liabilities (whether contingent or otherwise) with respect to any employee or individual independent contractor, and no liabilities (whether contingent or otherwise) under any Law relating to labor and employment.

Section 3.13       Environmental Matters.

(a)          Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate; (ii) to the knowledge of the Company, there are no Materials of Environmental Concern at any property owned or operated by the Company or any of its Subsidiaries, except under circumstances that are not reasonably likely to result in liability of the Company or any of its Subsidiaries under any applicable Environmental Law; (iii) neither the Company nor any of its Subsidiaries has received any written request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such request for information concerning any such release or threatened release, to the extent such matter has been fully resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) neither the Company nor any of its Subsidiaries has received any written notice, claim or complaint, or is presently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened in writing.

(b)          Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.13 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

(c)          For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)       “Environmental Laws” means all foreign, federal, state, or local laws, statutes, regulations, ordinances, codes, or decrees relating to protection of human health and the environment, including the ambient air, soil, surface water or groundwater, in effect as of the date of this Agreement.

(ii)      “Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

(iii)     “Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste defined and regulated as such under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act.

Section 3.14       Taxes. Except for failures, violations, inaccuracies, omissions or proceedings that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)          all Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns were, at the time of filing, true and complete;

(b)          the Company and its Subsidiaries have timely paid any Tax due and payable by any of them (whether or not shown as due on any Tax Returns) or, where payment of any Tax is not yet due, made adequate provision for such Taxes in their financial statements in accordance with GAAP;

(c)          no Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet delinquent;

(d)          (I) there are no proceedings, audits, aspect queries or investigations pending or threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to any Tax, (II) no deficiency or proposed adjustment which has not been paid or resolved for any amount of Tax has been asserted or assessed in writing by any taxing authority, administrative body or court against the Company or of its Subsidiaries, and (III) neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment or collection of, any Tax (other than any automatic extension of the due date of a Tax Return), which extension is still in effect;

(e)          the Company and each of its Subsidiaries have withheld all amounts required to have been withheld by them in connection with amounts paid or owed or deemed to be paid or owed to any Person, including in respect of any buyback, cancellation, repurchase or redemption of Shares or the Company’s debt or payment or deemed payment of any dividend, and all such withheld amounts have been timely paid to the appropriate Governmental Entity;

(f)           neither the Company nor any of its Subsidiaries is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement, except for such an agreement or arrangement (I) exclusively between or among the Company and its Subsidiaries or (II) with customers, vendors, lessors or other third parties entered into in the ordinary course of business and not primarily related to Taxes (any agreement or arrangement described in clauses (I) or (II), a “Customary Agreement”);

(g)          within the past two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code;

(h)          no written claim has been made in the past three years by an authority or court in a jurisdiction where neither the Company nor any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries may be subject to taxation by that jurisdiction;

(i)           neither the Company nor any of its Subsidiaries is or has been a member of any consolidated, combined, unitary or similar Tax group (other than a group the members of which are solely the Company and its Subsidiaries or any combination thereof) nor has any liability for Taxes of any other Person by operation of Law or as a transferee or successor under applicable Law;

(j)           neither the Company nor any of its Subsidiaries has requested or received a Tax ruling or similar confirmation from any taxing authority or entered into any binding agreement relating to Taxes with any taxing authority;

(k)          the Company is resident for tax purposes in Ireland and has not at any time been resident for tax purposes (including any double taxation agreement) in any jurisdiction other than Ireland, and neither the Company nor any of its Subsidiaries has a permanent establishment or otherwise has an office or fixed place of business in a country other than in its country of tax residency, its country of incorporation or Ireland;

(l)           the Company is not engaged in a trade or business within the United States within the meaning of Section 864(b) of the Code;

(m)         the Company qualifies for benefits under the income tax treaty between the United States and Ireland;

(n)          with respect to Irish VAT: (I) the Company and each of its Subsidiaries have complied fully in all material respects with the terms of VAT legislation within the required time limits in both their jurisdiction of establishment and other jurisdictions, and (II) neither the Company nor any of its Subsidiaries incurred any VAT which it was not entitled to recover in full in the Tax Returns relating to VAT;

(o)          where the Company or any of its Subsidiaries is claiming an Irish corporate tax deduction in respect of any interest expense (paid or accrued), whether under the general rules on tax deductibility or by reference to a specific relief or regime provided for in Irish tax law, each of the relevant conditions to qualify for such a deduction have been satisfied on an ongoing basis and no events have occurred which would adversely impact the ability to claim this deduction or give rise to a clawback of an interest deduction previously claimed;

(p)          neither the Company nor any of its Subsidiaries has been a party to any transaction, scheme or arrangement which, or which included a step or steps which, served no purpose other than the avoidance of Tax for the purposes of Section 811C TCA 1997; and

(q)          As used in this Agreement:

(i)       “Taxes” means federal, state, provincial, local or foreign taxes or duties of whatever kind or nature (including withholding taxes and payroll taxes) imposed by a Governmental Entity, including all interest, surcharges, penalties and additions imposed with respect to such amounts.

(ii)      “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms, claims for refund and information returns relating to Taxes, including any schedule or attachment thereto and extension request with respect thereto, and including any amended tax return.

Section 3.15       Aircraft and Leases.

(a)          Section 3.15 of the Company Disclosure Letter lists each aircraft and aircraft engine owned (directly or indirectly) or leased by the Company or a Subsidiary of the Company as of the date hereof. Except as otherwise set forth in Section 3.15 of the Company Disclosure Letter, as of the date of this Agreement, the Company or a Subsidiary of the Company (i) is the sole legal and beneficial owner of, and has good and valid title to, each Aircraft and Engine and (ii) is the holder of a lessor’s interest in the Aircraft under the applicable Lease Documents, with respect to each lease of an Aircraft to a Lessee (or an intermediary for the Lessee), which Aircraft and which interest under those Lease Documents are, in each case, to the knowledge of the Company, free and clear of all Liens, other than Permitted Encumbrances.

(b)          Section 3.15 of the Company Disclosure Letter sets forth, as of the date of this Agreement, all outstanding purchase orders, sale contracts and other commitments made by the Company or a Subsidiary of the Company to purchase or sell aircraft, aircraft engines and/or parts.

(c)          (A) True and complete copies of each Lease Document (including, for purposes of this Section 3.15(c), the leases and all other material agreements (including, without limitation, any assignments, novations, side letters, amendments, waivers, modifications, assignment of warranties, assignment of insurances or option agreements) delivered in connection with, or relating to, the lease of any Aircraft or Engine that the Company or a Subsidiary of the Company has committed to purchase) to which the Company or a Subsidiary of the Company is a party have been made available to Parent, (B) each such Lease Document is, and after the consummation of the transactions contemplated by this Agreement will continue to be, a valid and binding obligation of it and its Subsidiaries (to the extent they are parties thereto or bound thereby) enforceable against it and, to the knowledge of the Company, each other party thereto, in accordance with its terms and is in full force and effect, and it and each of its Subsidiaries (to the extent they are party thereto or bound thereby) and, to the knowledge of the Company, each other party thereto has performed in all material respects all obligations required to be performed by it under each Lease Document, except where such failure to be valid and binding or such non-performance has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, and (C) except as set forth in Section 3.15 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received written notice of any violation or default in respect of any material obligation under (or any condition which with the passage of time or the giving of notice or both would result in such a violation or default), or any intention to cancel, terminate, change the scope of rights and obligations under or not to renew, any Lease Document.

(d)          To the knowledge of the Company, except as disclosed in Section 3.15 of the Company Disclosure Letter, no default or event of default has occurred and is continuing under any Lease Document due to a failure to maintain hull and liability insurance over any Aircraft pursuant to such Lease Document.

(e)          Except for (i) claims for the return at the end of the Lease term of an Aircraft or Engine of security deposits paid by the Lessee under the applicable Lease Document, or (ii) maintenance-related claims, lease-end adjustment payments or other amounts required to be paid or contributed pursuant to the express terms of any Lease Document, to the knowledge of the Company there are no claims which have been or can be asserted by any Lessee or any other person against the Company, any Subsidiary of the Company, any Aircraft or any Engine arising out of the ownership, use, or operation of any Aircraft or Engine prior to the date of this Agreement. To the knowledge of the Company, Section 3.15 of the Company Disclosure Letter sets forth, by Lessee and Aircraft or Engine (where an Engine is not affiliated with an Aircraft), as the case may be, and by component as of the date five (5) Business Days prior to the date of this Agreement, the aggregate amount of additional rent paid by the Lessees under the Leases, less the aggregate of any amounts contributed to the Lessees in respect of qualifying maintenance events, such contributions being limited to the amount of additional rent paid by the Lessees at the date when the qualifying maintenance event commenced less amounts already contributed to the Lessees in respect of previous qualifying maintenance events and which were limited to the amounts of additional rent paid.

(f)           To the knowledge of the Company, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Lessee has maintained and operated the applicable Aircraft or Engine in accordance with the terms of the applicable Lease, and (ii) no damage, destruction or other casualty loss or partial loss, nor an event which with the passage of time would result in damage, destruction or casualty loss, has occurred in respect of any Aircraft or Engine.

(g)          To the knowledge of the Company, Section 3.15 of the Company Disclosure Letter lists, as of the date set forth therein, which such date shall not be greater than five (5) Business Days prior to the date of this Agreement (i) all failures by Lessees of the Company or any of its Subsidiaries to make any cash payment (whether rental, additional rent, maintenance reserves, or otherwise) required under a Lease Document that remains unpaid for more than (x) thirty (30) days and (y) sixty (60) days, in each case, after its respective due date, (ii) all notices of default delivered by the Company to any Lessees in the last sixty (60) days, (iii) all written requests by Lessees of the Company delivered to the Company in the last sixty (60) days for any amendment to any Lease Document, (iv) all Aircraft on ground owned (directly or beneficially) by the Company and whether the Aircraft is subject to a lease or not, and (v) all Aircraft owned (directly or beneficially) by the Company which is subject to a lease due to expire within twelve (12) months of the date hereof that is not subject to a new lease that is scheduled to commence within the same month as, or the month immediately following, the expiration of the current Lease.

Section 3.16       Aircraft Insurance. To the knowledge of the Company, as of the date of this Agreement, all certificates of insurance and reinsurance and broker’s letters of undertaking held by the Company or a Subsidiary of the Company with respect to each Aircraft, including, without limitation, commercial aviation, equipment leasing, contingent hull and liability insurance, have been made available to Parent. As of the date of this Agreement, to the knowledge of the Company, each insurance policy related to such certificates of insurance and reinsurance is in full force and effect, all premiums due and payable by the Company or any Subsidiary of the Company under each such policy have been timely paid, and neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination of such policy.

Section 3.17       Material Contracts.

(a)          As of the date of this Agreement, except as set forth on Section 3.17 of Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract, or is a party to any letter of intent, memorandum of understanding or similar writing or instrument, other than this Agreement, the Limited Guarantee, the Assignment and Assumption Agreement, and the BBAM Agreement (i) that is required to be filed by it as a material contract pursuant to the requirements of Exhibit 4 of Form 20-F of the SEC that is not already filed with the SEC; (ii) except for special purpose provisions in any aircraft-owning entity, leasing intermediary or other special purpose entity, that limits or purports to limit in any material respect either the type of business in which the Company or any of its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business; (iii) that creates a partnership, joint venture, strategic alliance or similar arrangement with respect to any material business or assets of the Company and its Subsidiaries, taken as a whole; (iv) that, individually or together with related contracts, provides for any acquisition, disposition, lease, license or use after the date of this Agreement of assets, services, rights or properties with a value or requiring annual fees in excess of $1,000,000; (v) that is a collective bargaining agreement; (vi) that involves or would reasonably be expected to involve aggregate payments by or to it and/or its Subsidiaries in excess of $1,000,000 in any twelve month period, except for any contract that may be cancelled without penalty or termination payments by it or its Subsidiaries upon notice of sixty (60) days or less; (vii) that has been entered into in the three years prior to the date hereof and includes an indemnification obligation of it or any of its Subsidiaries with a maximum potential liability in excess of $1,000,000, other than in the ordinary course of business (including customary indemnification in respect of leases, purchases and sales of aviation assets); or (viii) that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede its ability to consummate the transactions contemplated by this Agreement or Parent’s and its Subsidiaries’ ability to own and/or to conduct the businesses after the Closing; except in the case of clauses (iv) and (vi) above, any Contracts or other arrangement between the Company and any of its Subsidiaries or between two or more Subsidiaries of the Company. Each such Contract described in clause (i) -(viii), including the Contracts set forth on Section 3.17 of Company Disclosure Letter, and each Contract filed by it as a material contract pursuant to the requirements of Exhibit 4 of Form 20-F of the SEC (each, but excluding Leases, a “Material Contract”) is valid and binding on the Company and each of its Subsidiaries party thereto or bound thereby, and to the knowledge of the Company, any other party thereto, enforceable against it, and to the knowledge of the Company, any other party thereto in accordance with its terms, and is in full force and effect, and it and each of its Subsidiaries party thereto or bound thereby and, to the knowledge of the Company, each other party thereto has performed in all material respects all obligations required to be performed by it under each Material Contract, except where such failure to be valid and binding or such non-performance has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. There is no default under any Material Contract by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto. No representation is made under this Section 3.17 with respect to any Leases, which are the subject of Section 3.15.

(b)            Section 3.17 of Company Disclosure Letter sets forth all material contracts, agreements, notes, leases, licenses and other instruments between the Company and any of its Affiliates (other than its Subsidiaries) or between a Subsidiary of the Company and any of its Affiliates (other than the Company or another Subsidiary of the Company), in each case as of the date hereof.

Section 3.18       Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) all material insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as management has determined to be prudent in accordance with industry practices and (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.

Section 3.19       Properties. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company or a Subsidiary of the Company owns and has good and valid title to all of their respective owned real property and good title to all of its tangible personal property and has valid leasehold interests in all of its leased properties, necessary to conduct their respective businesses as currently conducted, free and clear of all liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (except in all cases for those permissible under any applicable loan agreements and indentures and for title exceptions, defects, encumbrances, liens, charges, restrictions, restrictive covenants and other matters, whether or not of record, which in the aggregate do not materially affect the continued use of the property for the purposes for which the property is currently being used), assuming the timely discharge of all obligations owing under or related to the owned real property, the tangible personal property and the leased property. No representation is made under this Section 3.19 with respect to any intellectual property or intellectual property rights, which are the subject of Section 3.20.

Section 3.20       Intellectual Property.

(a)          Section 3.20(a) of the Company Disclosure Letter sets forth a true and complete list of all registered trademarks, service marks or tradenames, all trademark and service mark applications, patents, patent applications, registered copyrights, applications to register copyright and domain names owned by the Company or any of its Subsidiaries on the date hereof and that are material to the businesses of the Company and its Subsidiaries, taken as a whole (collectively, “Company Registered IP”). No Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP. The Company and each of its Subsidiaries has sufficient rights to use all of the Intellectual Property used in its and each of its Subsidiaries’ respective businesses as presently conducted and as proposed to be conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all Company Registered IP is owned by the Company or one its Subsidiaries free and clear of all Liens (other than Permitted Encumbrances). Neither the Company nor any of its Subsidiaries has received any written notice or claim in the year prior to the date hereof challenging the validity or enforceability of any Company Registered IP that remains pending or unresolved.

(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all information of the Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks, and to the knowledge of the Company such information have not been used, disclosed to or discovered by any person except for persons who are parties to valid and appropriate non-disclosure agreements which have not been breached or are otherwise subject to a duty of confidentiality to the Company or its Subsidiaries which has not been breached.

(c)             Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, (i) the Company and its Subsidiaries are not infringing upon or misappropriating any patents, copyrights, trademarks, trade secrets or other intellectual property (“Intellectual Property”) of any third party in connection with the conduct of their respective businesses, and neither the Company nor any of its Subsidiaries has received in the year prior to the date hereof any written notice or claim asserting that any such infringement or misappropriation is occurring, which notice or claim remains pending or unresolved, (ii) no third party is misappropriating or infringing any Intellectual Property owned by the Company or any of its Subsidiaries and (iii) no Intellectual Property owned by the Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting the rights thereto or the use or licensing thereof by the Company or any of its Subsidiaries.

(d)          The Company and its Subsidiaries have each complied in all material respects with (i) all applicable Laws, rules and regulations regarding data protection and the privacy and security of personal information, and (ii) their respective privacy policies or commitments to their customers and consumers.

Section 3.21       Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.9, no “fair price,” “moratorium,” “control share acquisition” or similar antitakeover Law (collectively, “Takeover Laws”) enacted under the Laws of Bermuda apply to this Agreement or any of the transactions contemplated hereby.

Section 3.22       Brokers. No broker, investment banker, financial advisor or other Person, other than Goldman, Sachs & Co., is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.23       Opinion of Financial Advisor. Goldman, Sachs & Co. has delivered to the Company Board and the Special Committee its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of Shares.

Section 3.24       Sanctions; Anti-Corruption Laws; Export Controls; Anti-Money Laundering Laws.

(a)          Neither the Company, nor any of its Subsidiaries or Aircraft, nor any director or officer or, to the knowledge of the Company, any employee, agent or Affiliate of the Company or any of its Subsidiaries, nor any Lessee: (i) is a Sanctioned Person; (ii) is currently or has, in the past five (5) years, engaged in any dealings of, with or involving a Sanctioned Person, in violation of Sanctions; or (iii) will directly or indirectly use any part of any proceeds from the Transactions or lend, contribute, or otherwise make available such proceeds (A) to fund or facilitate any activities or business of, with or involving any Sanctioned Person, in violation of Sanctions, or (B) in any other manner that would constitute or give rise to a violation of Sanctions by any Person.

(b)          In the past five (5) years, the Company and each of its Subsidiaries has conducted its business in compliance with (i) applicable Anti-Corruption Laws; and (ii) in all material respects, applicable Anti-Money Laundering Laws and Export Controls.

(c)          Neither the Company, nor any of its Subsidiaries or Aircraft, nor director or officer or, to the knowledge of the Company, any employee, agent or Affiliate of the Company or any of its Subsidiaries is or has been, in the past five (5) years, subject to any action, proceeding, litigation, claim, subpoena, inquiry, investigation or disclosure process (voluntary or in response to any Governmental Entity inquiry or subpoena) with regard to any actual or alleged violation of Sanctions, Anti-Corruption Laws, Export Controls or Anti-Money Laundering Laws.

(d)          The Company has, through BBAM, implemented and maintains in effect policies and procedures designed to promote and achieve compliance by the Company and its Subsidiaries, and their respective directors, officers, employees and agents, with applicable Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions and Export Controls.

Section 3.25       No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and the Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 4.1          Organization, Standing and Power.

(a)          Each of Parent and Merger Sub (i) is an entity duly incorporated, organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, occurrence or effect that would prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation of the Merger or any of the other transactions contemplated hereby.

(b)          Parent has previously furnished to the Company a true and complete copy of the memorandum of association or certificate of incorporation (as applicable) and bye-laws of each of Parent and Merger Sub, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub is in violation of any provision of its memorandum of association or certificate of incorporation (as applicable) or bye-laws in any material respect.

Section 4.2          Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the boards of directors of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or the Statutory Merger Agreement or to consummate the Transactions, subject in the case of the consummation of the Merger, to the filing of the Merger Application with the Registrar. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of the Parent and Merger Sub, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 4.3          No Conflict; Consents and Approvals.

(a)          The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not (i) conflict with or violate the memorandum of association or certificate of incorporation (as applicable) or bye-laws of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)          The execution, delivery and performance of this Agreement by the Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) the filings required under any Antitrust Laws, (iii) such filings as necessary to comply with the applicable requirements of the New York Stock Exchange, (iv) such filings with the Bermuda Monetary Authority as necessary in order to obtain exchange control permission to permit the Parent to become the sole member of the Surviving Company pursuant to the Bermuda Exchange Control Act 1972, and applicable regulations, (v) the notification to the Bermuda Monetary Authority of the Merger and change in beneficial ownership of the Company and its Subsidiaries which are incorporated in Bermuda, and similar notifications for the change in beneficial ownership of the Company and its Subsidiaries other than in Bermuda, as applicable, (vi) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act as contemplated under Section 1.3 and (vii) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4          Certain Information. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 4.5          Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity and (b) neither Parent nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

Section 4.6          Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. The authorized share capital of Merger Sub is $100 divided into common shares, par value $0.001 per share, of which 100 common shares are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent.

Section 4.7          Financing. Parent and Merger Sub currently have and will have, at the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to consummate the Transactions, including the Merger, upon the terms contemplated by this Agreement and pay all related fees and expenses (including, for the avoidance of doubt, any fees payable under Section 7(b) of the BBAM Agreement).

Section 4.8          Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock or share capital of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent as the sole shareholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of share capital of Merger Sub necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

Section 4.9          Ownership of Shares. Neither Parent nor Merger Sub nor any of Parent’s Affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire or vote any Shares except pursuant to this Agreement.

Section 4.10       Brokers. No broker, investment banker, financial advisor or other Person, other than RBC Capital Markets, LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.11       No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company. Neither Parent nor any other Person will have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information.

Section 4.12       Access to Information. Each of Parent and Merger Sub acknowledges and agrees that it (a) has had an opportunity to discuss and ask questions regarding the business of the Company and its Subsidiaries with the management of the Company, (b) has had access to the books and records of the Company, the “data room” maintained by the Company for purposes of the transactions contemplated by this Agreement and such other information as it has desired or requested to review and (c) has conducted its own independent investigation of the Company and its Subsidiaries and the transactions contemplated hereby, and has not relied on an representation or warranty by any Person regarding the Company and its Subsidiaries, except as expressly set forth in Article III. Without limiting the foregoing, except for the representations and warranties set forth in Article III of this Agreement or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its shareholders, directors, officers, Affiliates, the Manager and its Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its Subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its shareholders, directors, officers, Affiliates, the Manager and its Affiliates, advisors, agents or other Representatives with respect thereto.

Section 4.13       COVID-19 and Related Matters. Notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub acknowledge and agree that (a) nothing shall prevent the Company or any its Subsidiaries from taking or failing to take any action (including the establishment of any policy, procedure or protocol) in response to COVID-19, or any Public Health Measures that would otherwise potentially be deemed to violate or breach any representation, warranty or covenant contained in this Agreement, or potentially serve as a basis for Parent to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied; provided that (i) any such action or inaction is commercially reasonable; (ii) such action or inaction would not reasonably be likely to result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under any Contracts in respect of indebtedness for borrowed money of the Company or its Subsidiaries; and (iii) such action or inaction, to the extent taken after the date hereof, complies with the terms set forth in Section 4.13 of the Company Disclosure Letter. References to “ordinary course” or the “ordinary course of business” for any Person shall refer to any action taken by such Person that is consistent in nature, scope and magnitude with the past practices (if any) of such Person and is taken in the ordinary course of the normal operations of such Person (including, for the avoidance of doubt, recent past practice (if any) in light of COVID-19 and Public Health Measures).

Article V
COVENANTS

Section 5.1          Conduct of Business of the Company.

(a)          The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as contemplated or permitted by this Agreement, (ii) as disclosed in Section 5.1 of the Company Disclosure Letter, (iii) as required by applicable Law (including any Public Health Measures) or (iv) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (x) conduct the Company’s and the Subsidiaries’ respective business in the ordinary course of business consistent with past practice, (y) take the actions set forth on Section 4.13 of the Company Disclosure Letter and (z) use commercially reasonable efforts to (A) maintain and preserve intact its and their present business organizations, (B) maintain its and their Permits, and (C) preserve it and their relationships with customers, suppliers, lessees, regulators, lenders and financing providers and others having material business dealings with them; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of clause (x) of this sentence unless such action constitutes a breach of such provision of Section 5.1(b).

(b)          In addition, and without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except (w) as contemplated or permitted by this Agreement, (x) as disclosed in Section 5.1 of the Company Disclosure Letter, (y) as required by applicable Law (including any Public Health Measures) or (z) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Company nor any of its Subsidiaries shall:

(i)       amend or otherwise change its certificate of incorporation, memorandum of association, bye-laws, organizational documents or any similar statutory or governing instruments;

(ii)      issue, deliver, sell, pledge, dispose of or encumber any shares of share capital or capital stock, or grant to any Person any warrant, option, or other right to acquire any shares of its share capital or capital stock or interests convertible into such shares, except pursuant to the exercise of Company SARs outstanding as of the date hereof;

(iii)     declare, set aside, make or pay or propose to declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, shares, property or otherwise or any combination thereof, with respect to any of its share capital or capital stock (except for any dividend or distribution by a Subsidiary of the Company to the Company or to other Subsidiaries of the Company);

(iv)     adjust, split, combine, redeem, repurchase or otherwise acquire any shares of the share capital of the Company (except in connection with the cashless exercises or similar transactions pursuant to the exercise of Company SARs or settlement of other awards or obligations outstanding as of the date hereof or permitted to be granted after the date hereof), or reclassify, combine, split, subdivide or otherwise amend the terms of its share capital;

(v)      (A) hire any employee or independent contractor, other than hiring of independent contractors in the ordinary course of business consistent with past practice, (B) adopt or incur any obligation or liability with respect to any Benefit Plan or (C) amend or modify the Company Incentive Plan or any Company SARs, except as explicitly required by Section 2.2;

(vi)     (A) acquire (whether by merger, amalgamation, consolidation or acquisition of stock, shares or assets or otherwise), (i) any assets outside the ordinary course of business consistent with past practice; (ii) any corporation, partnership or other business organization or division thereof; or (iii) any Aircraft or Engine (or aircraft or engine), other than the acquisition of Aircraft parts for maintenance purposes with a value not in excess of $2,000,000 individually or in the aggregate; (B) sell or otherwise dispose of (whether by merger, amalgamation, consolidation or acquisition of stock, shares or assets or otherwise) (i) any assets outside the ordinary course of business consistent with past practice; (ii) any corporation, partnership or other business organization or division thereof; or (iii) any Aircraft or Engine (or aircraft or engine), other than the disposition of any Engine for part-out purposes with a value not in excess of $2,000,000 individually or in the aggregate;

(vii)    forfeit, abandon, modify, waive, terminate or otherwise change, or permit any of its Subsidiaries to forfeit, abandon, modify, waive, terminate or otherwise change, any of its or any of its Subsidiaries’ material Permits;

(viii)   materially amend, waive any rights under, make any material concessions under or terminate (other than as a result of expiration, non-renewal or material breach) any Material Contract, other than as set forth on Section 4.13 of the Company Disclosure Letter, or enter into any Contract that, if entered prior to the date of this Agreement, would constitute a Material Contract;

(ix)      authorize any material new capital expenditures which are, in the aggregate, in excess of the Company’s capital expenditure budget set forth on Section 5.1 of the Company Disclosure Letter;

(x)       (A) make any loans, advances, capital contributions or contributions to contributed surplus to, or investments in, any other Person (other than a Subsidiary of the Company), (B) incur any indebtedness for borrowed money or enter into any arrangements for a debt or equity offering, unless (i) the Company delivers a written request for such incurrence or arrangements for a specified amount, and (ii)(a) Parent does not respond to such request with three Business Days, (b) such specified amount is required to preserve the value of the property of the Company, and (c) the failure to incur such indebtedness or enter into such arrangement within such three Business Day period will materially adversely affect the value of the relevant property, or (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another Person (other than a guaranty by the Company on behalf of its Subsidiaries);

(xi)      take any action with the actual knowledge and intent that it would, or would reasonably be expected to, (i) result in any of the conditions to the Merger set forth in Article VI not being satisfied or (ii) materially adversely affect the ability of the parties to obtain any of the requisite regulatory approvals;

(xii)     implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xiii)    change the Tax domicile or create any permanent establishment of the Company or any Subsidiary of the Company;

(xiv)   adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization, winding-up or reorganization, other than for any Subsidiary that has assets worth less than $500,000;

(xv)    compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business that involve only the payment of money damages (i) consistent with the reserves reflected in the Company’s balance sheet as of December 31, 2020 or (ii) not in excess of $250,000 individually or in the aggregate;

(xvi)   make (other than in the ordinary course of business consistent with past practices), revoke or change any material Tax election, change (or request any taxing authority to change) any material method of Tax accounting or Tax accounting period (except as required under GAAP), settle or compromise any material Tax liability or refund claim, amend any material Tax Return, apply for any material Tax ruling, enter into any material closing agreement or other binding written agreement with any taxing authority or any material Tax sharing agreement (other than any Customary Agreement), surrender any material claim for a refund of Taxes, prepare any material Tax Return in a manner inconsistent with past practices with respect to the treatment of items on prior Tax Returns, or agree to an extension or waiver of the statute of limitations with respect to any assessment or determination of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(xvii)  grant, extend, amend, waive or modify any material rights in or to, or sell, assign, lease, transfer, license, let lapse, abandon, cancel or otherwise dispose of, any material Intellectual Property rights;

(xviii)  make any disclosure to, or respond to any claim, subpoena, inquiry or investigation by any Governmental Entity, without consulting with, and obtaining the prior written consent of Parent, unless upon the opinion of counsel such action would be reasonably likely to violate applicable Law;

(xix)    fail to implement and monitor internal systems, policies and procedures reasonably designed to ensure the Company and its Subsidiaries do not violate applicable (A) Sanctions or Anti-Corruption Laws; or (B) in any material respect, Anti-Money Laundering Laws or Export Controls;

(xx)     except as permitted by Section 4.13 of the Company Disclosure Letter, change any material policy or practice regarding extensions of credit, prepayments, collections, receivables or payment of accounts; or

(xxi)    agree to, or make any commitment to, take or authorize any of the actions described in Section 5.1(b)(i) through 5.1(b)(xx).

Section 5.2          Conduct of Business of Parent and Merger Sub Pending the Merger. From and after the date hereof and prior to the Effective Time, and except as may otherwise be required by applicable Law, each of Parent and Merger Sub agree that it shall not, directly or indirectly, take any action which is intended to or which would reasonably be expected to (a) materially adversely affect or materially delay the ability of Parent or Merger Sub from obtaining any necessary approvals of any Governmental Entity necessary for the consummation of the transactions contemplated hereby, (b) performing its covenants or agreements, (c) cause its representations and warranties set forth in Article IV to be untrue in any material respect or (d) otherwise, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.3          No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4          Acquisition Proposals.

(a)          The Company and its Subsidiaries shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal, and specifically the Company shall instruct its directors, officers and employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) to terminate any solicitation, encouragement, discussions or negotiations with any Person or its Representatives (other than Parent and Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any Acquisition Proposal and (B) shall terminate any Person’s (other than the Company, Parent and Merger Sub and their respective Representatives) access to any of the Company’s or its Subsidiaries’ material non-public information (including physical or electronic data rooms) that was provided to such Person in connection with discussions regarding an Acquisition Proposal.

(b)          Except as set forth in this Section 5.4, the Company agrees that it shall not, and shall use its reasonable best efforts to cause its Subsidiaries, and its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage (including by providing information) any inquiries, proposals or offers with respect to, or the making or completion of, an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal; (ii) engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, an Acquisition Proposal; (iii) take any action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or similar anti-takeover Law, or any restrictive provision of any applicable anti-takeover provision in the Company Bye-laws (for the avoidance of doubt, excluding actions related to the Bye-law Amendment), inapplicable to any transactions contemplated by an Acquisition Proposal (and, to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any Person other than Parent and Merger Sub under any such provisions); or resolve, propose or agree to do any of the foregoing. Nothing in this Agreement shall restrict the Company from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, to the extent necessary for the Company Board to comply with their fiduciary duties under applicable Law. The parties agree that for all purposes of this Agreement any violation of the provisions of Section 5.4(a) or this Section 5.4(b) by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of Section 5.4(a) or this Section 5.4(b), as the case may be, by the Company.

(c)          Notwithstanding anything to the contrary in Section 5.4(a), at any time prior to obtaining the Company Shareholder Approval, the Company may, in response to an unsolicited bona fide written Acquisition Proposal that did not result from a material breach of Section 5.4(a) and that the Company Board (at the recommendation of the Special Committee) determines in good faith constitutes or may reasonably be expected to lead to a Superior Proposal, (i) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and it being understood that the Company may enter into a confidentiality agreement without a standstill provision) and (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, however, that the Company shall provide or make available to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously provided or made available to Parent, before or substantially concurrently with the time it is made available to such Person or its Representatives.

(d)          Subject to the permitted actions contemplated by Section 5.4(e) and Section 7.1(c)(ii), neither the Special Committee nor the Company Board nor any committee thereof shall (i) qualify, withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to qualify, withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation or approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any of such actions, an “Adverse Recommendation Change”), (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other similar agreement (other than a confidentiality agreement referred to in Section 5.4(c) entered into in compliance with Section 5.4(c)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal; or (iii) fail to include the Company Recommendation in the Proxy Statement/prospectus when mailed.

(e)          Notwithstanding anything to the contrary set forth in this Section 5.4, if, prior to obtaining the Company Shareholder Approval, after the date of this Agreement (i) the Company Board (at the recommendation of the Special Committee) determines in good faith, after consultation with outside legal counsel and its financial advisor that (x) an Intervening Event has occurred and is continuing, and (y) the failure to make such Adverse Recommendation Change would reasonably be expected to be inconsistent with the Company Board’s exercise of its fiduciary duties under applicable Law, the Company Board (at the recommendation of the Special Committee) may effect an Adverse Recommendation Change and/or (ii) the Company receives a written bona fide Acquisition Proposal that did not result from a breach of this Section 5.4 and that the Company Board (at the recommendation of the Special Committee) determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, then (x) the Company Board may (at the recommendation of the Special Committee) make an Adverse Recommendation Change and/or authorize the Company to terminate this Agreement pursuant to Section 7.1(c)(ii), or authorize, resolve, agree or propose publicly to take any such action, and (y) the Company, upon receiving such authorization from the Company Board, may enter into a definitive acquisition agreement with respect to such Superior Proposal if, with respect to this clause (y), the Company concurrently terminates this Agreement pursuant to Section 7.1(c)(ii). The Company Board shall not effect an Adverse Recommendation Change or authorize the termination of this Agreement pursuant to Section 7.1(c)(ii) unless:

(i)       the Company notifies Parent in writing promptly but in any event at least five days before taking that action of its intention to do so, and specifies the reasons therefor in reasonable detail, including, if applicable, the identity of the person making the Superior Proposal, or a description of the Intervening Event along with the material facts underlying the determination by the Company Board that an Intervening Event has occurred;

(ii)      to the extent Parent wishes to negotiate, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent and its Representatives during such five-day period (it being understood that any amendment or modification to any Superior Proposal that is the basis for such proposed Adverse Recommendation Change, or any material development in connection with an Intervening Event, shall require a new notice under clause (i) above and a new three day period, and that there may be multiple such extensions), which may be on a non-exclusive basis, to enable Parent to effect revisions to the terms and conditions of this Agreement or the Limited Guarantee that would, if a Superior Proposal has been made, cause such Superior Proposal to no longer constitute a Superior Proposal or, in connection with an Adverse Recommendation Change, it would cause the Company Board to no longer believe that the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with the exercise of its fiduciary duties under applicable Law; and

(iii)     if Parent makes a proposal during such five-day period (or a three-day extension to the five-day period) to adjust the terms and conditions of this Agreement or the Limited Guarantee, the Company Board (at the recommendation of the Special Committee) after taking into consideration the adjusted terms and conditions of this Agreement and the Limited Guarantee as proposed by Parent, continues to determine in good faith (after consultation with outside legal counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal, if applicable, or if an Intervening Event has occurred, such Intervening Event is continuing, and that the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would reasonably be expected to be inconsistent with the exercise of its fiduciary duties under applicable Law.

(f)          The rights of the Parent to receive notice, negotiate with the Company and adjust the terms and conditions of this Agreement as described in Section 5.4(e), shall be applicable in case of each Superior Proposal received by the Company and any material change to the facts and circumstances relating to an Intervening Event.

(g)         The Company promptly (and in any event within one Business Day) shall advise Parent orally and in writing of (i) any written Acquisition Proposal, (ii) any written request for non-public information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal and (iii) any written inquiry or request for discussion or negotiation regarding an Acquisition Proposal, including in each case the identity of the Person making any such Acquisition Proposal, inquiry or request and the material terms of any such Acquisition Proposal, inquiry or request and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

(h)         Nothing set forth in this Agreement shall prevent the Company, the Company Board or the Special Committee from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or from (ii) making any required disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board or Special Committee, after consultation with outside counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable Law.

(i)           As used in this Agreement:

(i)       “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries for (A) a merger, amalgamation, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or (B) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of the Company and its Subsidiaries, in each case other than the Merger and the other Transactions.

(ii)      “Intervening Event” means any event, change, effect, development, or occurrence after the date of this Agreement that is material to the Company that (x) was not known to, or reasonably foreseeable by, the Company Board as of or prior to the execution of this Agreement and becomes known prior to obtaining the Company Shareholder Approval and (y) does not involve or relate to an Acquisition Proposal (or any proposal or enquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal); provided, however, that in no event shall any event, change, effect, development, or occurrence that relates to the following be an Intervening Event: (i) changes in the market price or trading volume of the securities of the Company, or the credit rating of the Company, in and of themselves; (ii) the fact that the Company meets, exceeds or fails to meet in any quantifiable respect, any internal or published or analyst’s projections, guidance, budgets, expectations, forecasts, earnings predictions or estimates for any period; (iii) changes in GAAP or other applicable accounting rules; (iv) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any improvement or worsening of such conditions, except to the extent the impact of such epidemic, pandemic or outbreak of disease or any improvement or worsening of such conditions is disproportionately beneficial to the Company and its Subsidiaries as compared to other aircraft leasing companies operating in the geographic markets in which the Company and its Subsidiaries conduct business; or (v) any changes or developments generally affecting aircraft leasing, aviation or airline industries, including any beneficial business developments with respect to any airline customers, except to the extent the impact of such changes or developments is disproportionately beneficial to the Company and its Subsidiaries as compared to other aircraft leasing companies operating in the geographic markets in which the Company and its Subsidiaries conduct business (provided, that clauses (i) and (ii) shall not prevent or otherwise affect a determination that the underlying cause of any such event referred to herein constitutes an “Intervening Event” unless otherwise excluded pursuant to the foregoing clauses (x) or (y) or this proviso, as applicable).

(iii)     “Superior Proposal” means any bona fide written Acquisition Proposal that did not result from a breach by the Company of this Section 5.4 (A) on terms which the Company Board determines (at the recommendation of the Special Committee) in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Shares than the Merger and the other transactions contemplated by this Agreement (taking into account all changes proposed by Parent), taking into account all the terms and conditions of such proposal, and this Agreement and (B) that the Company Board (at the recommendation of the Special Committee) after consultation with its outside legal counsel and financial advisor determines in good faith is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal, including the likelihood of termination, the sources and terms of any financing, financing market conditions and the existence of a financing contingency, the timing of closing and the identity of the Person making the proposal; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

Section 5.5          Preparation of Proxy Statement; Company Shareholders Meeting.

(a)          As promptly as reasonably practicable following the date of this Agreement, the Company shall, with the assistance of Parent, prepare the Proxy Statement and file the Proxy Statement with the SEC. Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by Law to be set forth in the Proxy Statement. Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

(b)          As promptly as reasonably practicable following the filing of the Proxy Statement with the SEC, the Company, acting through the Company Board, shall (i) take all action necessary to duly call, give notice of, convene and hold a general meeting of the Company for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders Meeting”) and (ii) except to the extent that the Company Board shall have effected an Adverse Recommendation Change in accordance with Section 5.4(e), include in the Proxy Statement the recommendation of the Company Board that the shareholders of the Company vote in favor of the approval of this Agreement (the “Company Recommendation”); provided, however, that the Company shall be permitted to delay or postpone convening the Company Shareholders Meeting (but not beyond the Termination Date) (i) if in the good faith judgment of the Company Board or any committee thereof (after consultation with its outside legal counsel and with Parent) such delay or postponement is necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company in a reasonable amount of time in advance of the Company Shareholders Meeting, (ii) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares in the share capital of the Company represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Shareholder Approval at the Company Shareholders Meeting, or (iii) to the extent required by applicable Law.

(c)          The date of the Company Shareholders Meeting and the record date therefor shall be set in consultation with Parent and shall be reasonably satisfactory to Parent. The Company shall keep Parent updated with respect to proxy solicitation efforts and tallies as reasonably requested by Parent or Merger Sub.

Section 5.6          Access to Information; Confidentiality.

(a)          From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall cause its Subsidiaries and shall instruct the Manager and their respective officers, directors and representatives to, afford to Parent reasonable access during normal business hours, consistent with applicable Law (including any Public Health Measures), to the properties, offices, other facilities and books and records of the Company and its Subsidiaries, and shall furnish promptly to Parent all financial, operating and other data and information of the Company and its Subsidiaries as Parent shall reasonably request in writing (it being agreed, however, that the foregoing shall not permit Parent or its officers, employees or representatives to conduct any environmental testing or sampling, including but not limited to facility surface and subsurface soils and water, air or building materials). Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company, its Subsidiaries or the Manager or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company, its Subsidiaries or the Manager of their normal duties. Neither the Company nor any of its Subsidiaries nor the Manager or its Affiliates shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any agreement with any third-party, (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by the Company or (iii) otherwise violate any applicable Law; provided that the Company shall use good faith efforts to communicate to Parent the requested information in a way that would not waive any applicable attorney-client privilege or contravene any applicable Law or confidentiality agreement, as applicable.

(b)          Each of Parent and Merger Sub will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated November 23, 2020 between Carlyle Aviation Partners LLC and the Company (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

Section 5.7          Further Action; Efforts.

(a)          Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable, including under applicable Law (including under any Antitrust Law), to consummate the transactions contemplated by this Agreement at the earliest practicable date, including: (i) using reasonable best efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Merger or any of the other Transactions, (ii) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent or expiration of any applicable waiting period under any Antitrust Law; (iii) using reasonable best efforts to defend all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the Merger; and (iv) using reasonable best efforts to resolve any objection asserted with respect to the transactions contemplated under this Agreement under any Antitrust Law raised by any Governmental Entity and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any injunction, decree, ruling, order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement.

(b)          Parent shall pay all filing fees and other charges for the filings required under any Antitrust Law by the Company and Parent.

(c)          If a party receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or the transactions contemplated hereby, then such party shall in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response which is, at a minimum, in substantial compliance with such request.

(d)          The parties shall keep each other apprised of status with respect to the matters set forth in this Section 5.7 and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity, including:

(i)       cooperating with each other in connection with filings required to be made by any party under any Antitrust Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities. In particular, to the extent permitted by Law or Governmental Entity, no party will make any notification in relation to the transactions contemplated hereunder without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;

(ii)      furnishing to the other party all information within its possession that is required for any application or other regulatory filing to be made by the other party pursuant to the applicable Law in connection with the transactions contemplated by this Agreement;

(iii)     promptly notifying each other of any communications from or with any Governmental Entity with respect to the matters set forth in this Section 5.7 and ensuring to the extent permitted by Law or Governmental Entity that each of the parties is entitled to attend any meetings with or other appearances before any Governmental Entity with respect thereto;

(iv)     consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws; and

(v)      without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with the other in defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

Notwithstanding anything in this Agreement to the contrary, Parent shall, on behalf of the parties, control and lead all communications and strategy relating to the Antitrust Laws, subject to good faith consultations with the Company.

(e)          Notwithstanding anything to the contrary set forth in this Agreement, the obligations of Parent under this Section 5.7 shall include Parent committing to: (i) selling, divesting, or otherwise conveying particular assets, categories, portions or parts of assets or businesses of Parent and its Subsidiaries; (ii) agreeing to sell, divest, or otherwise convey any particular asset, category, portion or part of an asset or business of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time; (iii) agreeing to sell, divest, or otherwise convey any of the particular assets, categories, portions or parts of assets or business of the Company or any of its Subsidiaries prior to the Effective Time; and (iv) licensing, holding separate or entering into similar arrangements with respect to its respective assets or the assets of the Company or conduct of business arrangements or terminating any and all existing relationships and contractual rights and obligations as a condition to obtaining any and all expirations of waiting periods under any Antitrust Laws or consents from any Governmental Entity necessary, to consummate the transactions contemplated hereby.

(f)           Notwithstanding the foregoing, commercially and/or competitively sensitive information and materials of a party will be provided to the other party on an outside counsel-only basis while, to the extent feasible, making a version in which the commercial and/or competitively sensitive information has been redacted available to the other party.

(g)          For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act, as amended, any filings required under the applicable requirements of antitrust or other competition laws or investment laws relating to foreign ownership, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

Section 5.8          Takeover Laws. If any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, each of the Company and Parent and their respective board of directors shall take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.9          Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Company or Parent, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that failure to give prompt notice pursuant to clause (c) shall not constitute a failure of a condition to the Merger set forth in Article VI except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure. The parties agree and acknowledge that, except with respect to clause (c) of the first sentence of this Section 5.9, the Company’s compliance or failure of compliance with this Section 5.9 shall not be taken into account for purposes of determining whether the condition referred to in Section 6.3(b) shall have been satisfied.

Section 5.10       Indemnification, Exculpation and Insurance.

(a)          From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause the Surviving Company to, indemnify and hold harmless BBAM, the Manager, and their respective Affiliates, and each present (as of the Effective Time) and former officer, director or employee of the Company, BBAM, the Manager, and their respective Affiliates (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was a manager, officer, director or employee, of the Company or any of its Subsidiaries (or, to the extent providing services to or otherwise involved with the Company, of BBAM, the Manager or their respective Affiliates), and pertaining to any matter existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the same extent such persons are indemnified as of the date of this Agreement by the Company or any of its Subsidiaries pursuant to the Company Charter, Company Bye-laws, or organizational documents of any Company Subsidiary, as at the date hereof or pursuant to indemnification agreements, if any, in existence on the date hereof. In the event of any such Action, (A) each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Action from Parent or the Surviving Company to the same extent such Indemnified Party is indemnified as of the date of this Agreement by the Company or any of its Subsidiaries pursuant to the Company Charter, Company Bye-laws, or organizational documents of any Company Subsidiary as of the date hereof or pursuant to indemnification agreements, if any, in existence on the date hereof; provided, that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the Bermuda Companies Act or the Company Charter or Company Bye-laws, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification, (B) neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents, and (C) the Surviving Company shall cooperate in the defense of any such matter.

(b)          Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the memorandum of association or bye-laws (or comparable organizational documents) of the Company and its Subsidiaries or in any indemnification or other agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party without the consent of such affected Indemnified Party.

(c)          For a period of six years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Company to purchase, a “tail policy,” in either case of substantially the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 250% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further, that if the Surviving Company purchases a “tail policy” and the coverage thereunder costs more than 250% of such last annual premium, the Surviving Company shall purchase the maximum amount of coverage that can be obtained for 250% of such last annual premium. At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. If such tail prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Company.

(d)          Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.10 shall continue in effect until the final disposition of such Action.

(e)          The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives (and may not be amended without their prior written consent).

(f)           In the event that the Surviving Company or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.10.

Section 5.11       Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12       Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement without the prior written consent of the other party, which consent shall not be unreasonably withheld, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.

Section 5.13       Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement.

Section 5.14       Tax Matters. Parent shall not cause or permit an election under Sections 338(g) or 336(e) of the Code to be made with respect to the Merger.

Section 5.15       Stock Exchange De-Listing. Parent shall cause the ADSs to be de-listed from the NYSE and the Company de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 5.16       Bermuda Required Actions. Prior to the Closing, (a) the Company shall (i) procure that the statutory declaration required by Section 108(3) of the Bermuda Companies Act is duly sworn by one of Company’s officers; (ii) prepare a duly certified copy of the Company shareholder resolutions evidencing the Company Shareholder Approval and deliver such documents to Parent; and (b) Merger Sub shall (and Parent, as the sole shareholder of Merger Sub, shall cause Merger Sub to) (i) procure that the statutory declaration required by Section 108(3) of the Bermuda Companies Act is duly sworn by one of Merger Sub’s officers; (ii) prepare a duly certified copy of the shareholder resolutions evidencing the approval of Parent, as the sole shareholder of Merger Sub, of the Merger; and (iii) prepare a notice advising the Registrar of the registered office of the Surviving Company.

Section 5.17       Change of Control Consent Solicitation; Change of Control Offer; Debt Tender Offer. As soon as practicable after the request of Parent, the Company shall launch, or shall assist Parent in launching, in each case at the discretion of Parent, (a) a consent solicitation to obtain the consent (the “Change of Control Consent Solicitation”) of holders of a majority in aggregate principal amount of the Company’s 5.250% Senior Notes due 2024 (the “Existing Notes”) to waive the requirement to make a “Change of Control Offer” as defined in the third supplemental indenture, dated October 16, 2017, supplementing the base indenture, dated December 11, 2013 (together, the “Existing Indenture”), governing the Existing Notes (a “Change of Control Offer”) on the terms set forth in the Existing Indenture and as reasonably determined by Parent, (b) a Change of Control Offer on the terms set forth in the Existing Indenture and as reasonably determined by Parent and/or (c) a tender offer and consent solicitation with respect to the Existing Notes (a “Debt Tender Offer”), on the terms set forth in the Existing Indenture and as reasonably determined by Parent, and, in each case, Parent and the Company shall cooperate with each other in connection therewith. In connection with any Change of Control Consent Solicitation and/or Debt Tender Offer, promptly upon receipt of the requisite consents with respect to the Existing Notes, the Company will enter into a supplemental indenture or supplemental indentures reflecting the amendments to the Existing Indenture approved by such requisite consents, and will use its reasonable best efforts to cause the trustee under the Existing Indenture to promptly enter into such supplemental indenture or supplemental indentures; provided that the amendments contained in such supplemental indentures shall become operative upon the acceptance of the notes tendered and/or consents received on the applicable payment date. At the request of Parent, the Company shall prepare, or cause to be prepared, customary documentation in connection with any Change of Control Consent Solicitation, Change of Control Offer and/or Debt Tender Offer, including any legal opinions or certificates from officers. Parent may select one or more dealer managers, solicitation agents or other agents (in each case which shall be reasonably acceptable to the Company) to provide assistance in connection with any Change of Control Consent Solicitation, Change of Control Offer and/or Debt Tender Offer and the Company shall use reasonable best efforts to enter into, or cause to be entered into, customary agreements with such parties so selected, and on terms and conditions reasonably acceptable to Parent and the Company. If any Change of Control Consent Solicitation, Change of Control Offer and/or Debt Tender Offer is launched prior to the Closing Date, then the closing of such transaction shall be conditioned on the occurrence of the Closing, and, at the request of Parent, the parties shall use their reasonable best efforts to cause such transaction to close on the Closing Date. If any Change of Control Consent Solicitation, Change of Control Offer and/or Debt Tender Offer closes on the Closing Date, then upon the closing of such transaction, at Closing and in accordance with the terms of such transaction, Parent shall cause the Company to make any consent payment or accept for purchase and purchase the notes tendered in any Change of Control Offer or Debt Tender Offer (the “Tendered Notes”), as applicable, and provide to the Company or cause the Company to obtain cash in an amount sufficient to fund any consent payment and/or the purchase of any Tendered Notes, including any applicable premiums, and all related fees and expenses.

Section 5.18       Cooperation with Debt Financing.

(a)          Prior to the Effective Time, at Parent’s sole expense, the Company will use its reasonable best efforts to, and will use its reasonable best efforts to cause each of its Subsidiaries and its and their respective Representatives to, provide such cooperation as may be reasonably requested by Parent or Merger Sub to assist them in arranging the Debt Financing, including, but not limited to:

(i)        cooperating reasonably with the Financing Sources’ due diligence, to the extent reasonably requested;

(ii)       assisting Parent and the Financing Sources in a commercially reasonable manner with the timely preparation of customary (A) rating agency presentations, bank information memoranda, confidential information memoranda, lender presentations and similar documents required in connection with or proper for the Debt Financing or customarily used to arrange transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company; and (B) pro forma financial statements of the Surviving Company for one or more periods following the Closing Date, in each case based on financial information and data derived from the Company’s historical books and records; provided, however, that neither the Company nor its Subsidiaries will be required to provide any information or assistance with respect to the preparation of pro forma financial statements relating to (i) the determination of the proposed aggregate amount of the Debt Financing, the interest rates thereunder or the fees and expenses relating thereto; (ii) the determination of any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (iii) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company;

(iii)      as promptly as reasonably practicable, (A) providing Parent and the Financing Sources already-existing information relating to the Company and its Subsidiaries (including its financial information) as may be reasonably requested by Parent and customary to assist in preparation of the Offering Documents and supplementing such information to the extent any such information contains any material misstatement of fact or omits to state a material fact necessary to make such information not misleading as may be reasonably requested by Parent or the Financing Sources to the extent that such information is of the type and form customarily included in an Offering Document relating to the Debt Financing and (B) informing Parent if the chief executive officer or the chief financial officer of the Company shall have knowledge of any facts as a result of which a restatement of any financial statements to comply with GAAP would be likely;

(iv)      assisting with the preparation of Offering Documents;

(v)       requesting and facilitating (including by the delivery of customary representation letters) customary comfort letters (including “negative assurance”) from the Company’s independent auditors, final drafts of such comfort letters which the Company’s independent auditors are prepared to issue upon completion of customary procedures and facilitating direct contact with such independent auditors or participation in a reasonable number of due diligence sessions, drafting sessions and other meetings upon reasonable advance notice, and obtaining consents from the Company’s independent auditors with respect to the financial statements and financial information contemplated to be included in such Offering Documents in accordance with clause (iii) above;

(vi)      executing and delivering, solely to the extent such execution and delivery would only be effective on or after the Closing Date, any definitive agreements, pledge and security documents, mortgages, currency or interest hedging arrangements and other definitive financing documents and certificates as may be reasonably requested by Parent or the Financing Sources (including using reasonable best efforts to obtain, to the extent applicable, consents of accountants for use of their reports in any materials relating to the Debt Financing as reasonably requested by Parent), obtaining insurance certificates and endorsements, and facilitating the delivery of all stock and other certificates representing equity interests in the Company and its Subsidiaries to the extent required in connection with the Debt Financing, it being understood that such documents will not take effect until the Effective Time;

(vii)     reasonably facilitating the granting of security interests (and perfection thereof) in collateral or the reaffirmation of the pledge of collateral on or after the Closing Date, and obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness required to be repaid at the Closing and the release and termination of any and all related Liens on or prior to the Closing Date;

(viii)    providing customary authorization letters, confirmations and undertakings to the Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Financing Sources that the information pertaining to the Company and its Subsidiaries and based on financial information and data derived from the Company’s historical books and records contained in the disclosure and marketing materials related to the Debt Financing is complete and correct in all material respects and that the public side versions of such documents, if any, do not include material non-public information about the Company and its Subsidiaries; provided, however, that all such materials have been previously identified to, and provided to, the Company;

(ix)       to the extent any information constituting material non-public information about the Company or its Subsidiaries or securities (1) is “flash” or “recent development sales” and/or EBITDA information for any completed fiscal quarter or other completed fiscal period or (2) would otherwise customarily be made public by the Company or its Subsidiaries, if requested by Parent, publicly disclosing such information such that such information no longer constitutes material non-public information about the Company or its Subsidiaries or securities;

(x)        taking all reasonable corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing;

(xi)       promptly furnishing (but in no event later than four (4) Business Days prior to the Closing Date) Parent and the Financing Sources with all documentation and other information about the Company and its Subsidiaries as is reasonably requested by Parent or the Financing Sources relating to applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and the requirements of 31 C.F.R. § 1010.230, to the extent requested in writing at least nine (9) Business Days prior to the Closing Date;

provided, however, that nothing herein shall require the Company or any Subsidiary to take any action that would be effective prior to the Closing, including with respect to any lien on any assets of the Company or its Subsidiaries in connection with the Debt Financing.

(b)       Obligations of the Company. Notwithstanding anything in this Agreement to the contrary, (i) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or enter into any binding agreement or commitment or incur any other actual or potential liability or obligation in connection with the Debt Financing (or any alternative Debt Financing) prior to the Closing, (ii) none of the Company, its Subsidiaries or their respective directors, managers, officers or employees shall be required to execute or enter into, perform or authorize any agreement with respect to the Debt Financing (other than customary representation letters, authorization letters and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records)) that is not contingent upon the Closing or that would be effective prior to the Closing Date (and for the avoidance of doubt, the board of directors or other equivalent governing body of Parent shall enter into or provide any resolutions, consents, approvals or other Closing arrangements on behalf of the Company and its Subsidiaries as may be required by the Financing Source at, or as of, the Closing), (iii) no director, manager, officer or employee of the Company or any of the Subsidiaries of the Company shall be required to deliver any certificate or take any other action pursuant to this Section 5.18 to the extent any such action would reasonably be expected to result in personal liability to such director, manager, officer or employee, (iv) neither the Company nor any of its Subsidiaries shall be required to take any action that would reasonably be expected, in the reasonable judgment of the Company, to conflict with, or result in any violation or breach of, any applicable Laws, any organizational documents of the Company or any of its Subsidiaries, any Contract or obligations of confidentiality (not created in contemplation hereof) binding on the Company or any of its Subsidiaries, (v) neither the Company nor any of its Subsidiaries shall be required to take any action that would cause any condition to the Closing set forth herein to not be satisfied or otherwise cause any breach of this Agreement, (vi) neither the Company nor any of its Subsidiaries shall be required to make any representation, warranties or certifications as to which, after the Company’s use of reasonable best efforts to cause such representation, warranty or certification to be true, the Company has in its good faith determined that such representation, warranty or certification is not true, (vii) neither the Company nor any of its Subsidiaries shall be required to become subject to any obligations or liabilities with respect to such agreements or documents prior to the Closing other than customary representation letters, authorization letters and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records), and (viii) neither the Company nor any of its Subsidiaries shall be required to (x) provide access to or disclose information that the Company determines would jeopardize any attorney–client privilege or other similar privilege of the Company or any of its Subsidiaries or (y) change any fiscal period. In addition, (A) no action, liability or obligation of the Company or its Subsidiaries or any of its Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than customary representation letters, authorization letters and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records)) will be effective until the Effective Time, and the Company and its Subsidiaries will not be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (other than customary representation letters, authorization letters and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records)) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time; and (B) any bank information memoranda required in relation to the Debt Financing will contain disclosure reflecting the Surviving Company or its Subsidiaries as the obligor. Nothing in this Section 5.18 will require the Company Board to approve any financing (including the Debt Financing) or Contracts related thereto, effective prior to the Closing Date.

(c)        Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries; (ii) are used solely in connection with a description of the Company, its business and products or the Transaction; and (iii) are used in a form and manner reasonably acceptable to the Company.

(d)        Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any Financing Sources or prospective Financing Sources and other financial institutions and investors that may become parties to the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other confidentiality undertakings customary for transactions similar to the Debt Financing.

(e)        Reimbursement. Promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company and its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.18.

(f)         Indemnification. The Company and its Subsidiaries and their Representatives will, promptly upon request by the Company, be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with any cooperation provided pursuant to this Section 5.18 or the provision of information utilized in connection therewith.

(g)        No Financing Condition. The parties acknowledge and agree that the provisions contained in this Section 5.18 represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of the Debt Financing and no other provision of this Agreement shall be deemed to expand or modify such obligations. Notwithstanding anything herein to the contrary, Parent and Merger Sub each acknowledge and agree that obtaining the Debt Financing is not a condition to the Closing. If the Debt Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VI, to consummate the Merger.

Article VI
CONDITIONS PRECEDENT

Section 6.1         Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by this Agreement and applicable Law) by both the Company and Parent at or prior to the Effective Time of the following conditions:

(a)        Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)        No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction that, in any case, prohibits or makes illegal the consummation of the Merger.

(c)        Antitrust. Any applicable waiting period (and any extension thereof) under Antitrust Laws in the jurisdiction set forth on Section 6.1 of Company Disclosure Letter relating to the transactions contemplated by this Agreement shall have expired or been terminated, and any approvals, consents or clearances required in connection with the transactions under such Antitrust Laws shall have been obtained and shall be in full force and effect.

Section 6.2          Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement (other than the representations set forth in Section 4.2 and Section 4.10) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded). The representations and warranties of Parent and Merger Sub set forth in Section 4.2 and Section 4.10 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b)          Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c)          Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

Section 6.3         Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties. The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties set forth in Section 3.2(a), Section 3.3 and Section 3.22) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded). The representations and warranties of the Company set forth in Section 3.2(a), Section 3.3 and Section 3.22 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b)          Performance of Obligations of the Company. The Company shall have performed and complied with in all material respects all covenants and obligations required to be performed or complied by it under this Agreement at or prior to the Effective Time.

(c)          Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(d)          Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).

Section 6.4         Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely, either as a basis for not consummating the Merger or the other Transactions or terminating this Agreement and abandoning the Merger on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

Article VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1         Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a)          by mutual written consent of Parent and the Company;

(b)          by either Parent or the Company:

(i)        if the Merger shall not have been consummated on or before September 27, 2021 (the “Termination Date”); provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the direct cause of, or resulted directly in, the failure of the Merger to be consummated by the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(ii)       if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.7; provided, further that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose material breach of any provision of this Agreement has been the direct cause of, or resulted in, such action; or

(iii)      if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(c)        by the Company:

(i)        if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach of failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be cured by the Termination Date; provided, that the Company shall have given Parent written notice, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(ii)       if, (A) the Company Board authorizes the Company, to the extent permitted by and subject to complying with the terms of Section 5.4, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (B) concurrently with the termination of this Agreement, the Company, subject to complying with the terms of Section 5.4, enters into an Alternative Acquisition Agreement providing for a Superior Proposal and (C) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 7.3(b).

(d)        by Parent:

(i)        if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach of failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be cured by the Termination Date; provided, that Parent shall have given the Company written notice, delivered at least 30 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(ii)       if the Company Board shall have effected an Adverse Recommendation Change or the Company shall have materially breached the provisions of Section 5.4, and such breach has resulted in the receipt by the Company of an Acquisition Proposal.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other party.

Section 7.2         Effect of Termination. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement and the provisions of Section 3.23 (Opinion of Financial Advisor), Section 4.10 (Brokers), Section 5.12 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (Parties in Interest), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Enforcement), Section 8.12 (Severability), Section 8.13 (Waiver of Jury Trial) and Section 8.16 (No Presumption Against Drafting Party) of this Agreement shall survive the termination hereof; provided, however, that none of Parent, Merger Sub or the Company shall be released from any liabilities or damages arising out of a deliberate act or failure to act, with the intent of causing a material breach of this Agreement, which act or failure to act constitutes in and of itself a material breach of this Agreement.

Section 7.3         Fees and Expenses.

(a)          Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement (including applicable SEC filing fees) and the solicitation of the Company Shareholder Approval shall be shared equally by Parent and the Company. Notwithstanding anything to the contrary contained herein, Parent shall pay, or cause to be paid, all documentary, sales, use, real property transfer, registration, value added, transfer, stamp, recording and similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to Tax or additional amounts with respect thereto incurred in connection with this Agreement and the transactions contemplated hereby, and shall file all Tax Returns related thereto, regardless of who may be liable therefor under applicable Law.

(b)          In the event that:

(i)        this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) and (A) at any time after the date of this Agreement, and prior to the taking of a vote to approve this Agreement at the Company Shareholders Meeting or any adjournment or postponement thereof, an Acquisition Proposal shall have been communicated to the Special Committee or the Company Board or shall have been publicly announced or publicly made known to the shareholders of the Company, and not withdrawn prior to such vote to adopt this Agreement and (B) within twelve months after such termination, the Company or any of its Subsidiaries shall have entered into a definitive agreement with respect to, or shall have consummated, an Acquisition Proposal (provided, that for purposes of this Section 7.3(b)(i), the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”);

(ii)       this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii);

(iii)      this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii); or

(iv)      this Agreement is terminated by Parent pursuant to Section 7.1(b)(i) at a time at which Parent had the right to terminate this Agreement pursuant to Section 7.1(d)(ii).

then, in any such case, the Company shall pay Parent a termination fee of $15,600,000 (the “Termination Fee”), it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c)          Payment of the Termination Fee, if applicable, shall be made by wire transfer of same-day funds to the account or accounts designated by Parent (i) on the earlier of the execution of a definitive agreement with respect to or consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Termination Fee payable pursuant to Section 7.3(b)(i), (ii) concurrently with termination, in the case of a Termination Fee payable pursuant to Section 7.3(b)(ii), and (iii)  promptly (and in any event within two Business Days) after termination, in the case of a Termination Fee payable pursuant to Section 7.3(b)(iii) or (iv). In the event that Parent or its designee shall receive full payment pursuant to Section 7.3(b), the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions herein (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated herein or any matters forming the basis for such termination.

(d)          The Company acknowledges that the agreements contained in this Section 7.3 do not constitute a penalty and are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 7.3, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 7.4         Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties, prior to the Effective Time and whether before or after the Company Shareholder Approval has been obtained, by action taken or authorized by their respective Boards of Directors; provided, however, that after the Company Shareholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment. Notwithstanding anything to the contrary contained herein, this Section 7.4, Section 8.6 and Section 8.17 (and any other provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions, including but not limited to the definitions of “Debt Financing” and “Financing Sources”) may not be amended, modified, waived or terminated in a manner that is adverse to a Financing Source, as applicable, without the prior written consent of the applicable Financing Source.

Section 7.5         Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

Article VIII
GENERAL PROVISIONS

Section 8.1         Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2         Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, on the date of transmittal, provided no “bounce back” or similar message of non-delivery is received with respect thereto, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)            if to Parent, Merger Sub or the Surviving Company, to:

Connaught House
1 Burlington Road
Dublin 4, Ireland
Attention: Bill Hoffman; Z. Clifton Dameron;
Email: billh@carlyle.aero;
clifD@carlyle.aero

with a copy (which shall not constitute notice) to:

Milbank LLP
55 Hudson Yards
New York, NY 10001-2163

Attention:	Dean W. Sattler; Drew S. Fine; Iliana Ongun

E-mail:	dsattler@milbank.com; dfine@milbank.com; iongun@milbank.com

(ii)            if to Company, to:

Fly Leasing Limited
West Pier Business Campus, Dun Laoghaire
County Dublin A96 N6T7, Ireland
Attention: General Counsel
Email: legal@bbam.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193

Attention: Barbara Becker; Boris Dolgonos; Saee Muzumdar

E-mail:	BBecker@gibsondunn.com; BDolgonos@gibsondunn.com; SMuzumdar@gibsondunn.com

Section 8.3          Certain Definitions. For purposes of this Agreement:

(a)           “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b)           “Aircraft” means, either collectively or individually, as applicable and the context requires, the aircraft described in Section 3.15 of the Company Disclosure Letter, each with the manufacturer’s serial number as set forth in that Section, including (a) the airframe, (b) the Engines and (c) all appliances, parts, accessories, instruments, navigational and communications equipment, furnishings, modules, components and other items of equipment installed in or furnished with the Aircraft on the Closing Date, except that, with respect to Lessee Furnished Equipment, references in this Agreement to an “Aircraft” shall be deemed to refer only to that interest in Lessee Furnished Equipment as is held by the owner of the Aircraft therein under the applicable Lease Document, without any representation or warranty of any kind by the Company with respect to such interest except as set out in Section 3.15. References to the “Aircraft” shall, where the context requires, include the Manuals and Technical Records;

(c)           “Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act of 2010, and any other similar laws or regulations concerning or relating to bribery or corruption;

(d)           “Anti-Money Laundering Laws” means the Bank Secrecy Act, as amended by the Patriot Act, and any other similar laws or regulations concerning or relating to terrorism financing or money laundering;

(e)           “BBAM” means, collectively, BBAM Aviation Services Limited, BBAM US LP and their respective Subsidiaries and Affiliates;

(f)            “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Bermuda or New York, New York are authorized or required by applicable Law to be closed;

(g)           “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(h)           “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or associated epidemics, pandemics or disease outbreaks;

(i)            “Debt Financing” means any lines of credit, committed bond or bridge financing or other debt financing proposed to be obtained by Parent or Merger Sub in connection with the transactions contemplated hereby;

(j)            “Engine” means (i) with respect to each Aircraft, the aircraft engines related to that Aircraft as set forth in Section 3.15 of the Company Disclosure Letter, and title to which has vested in the owner of that Aircraft or, with respect to all Aircraft, all of those engines and (ii) each other aircraft engine owned by or leased to the Company or one of its Subsidiaries whether or not attached to an Aircraft, and together in each case with all quick engine change (QEC) kits, equipment and accessories belonging to, installed in or appurtenant to those engines. For the avoidance of doubt, references to Engines shall include aircraft engines which shall have replaced another aircraft engine under the relevant Lease if title to such replacement engine shall have passed to the lessor under such Lease;

(k)           “Excluded Share” means any Share canceled in accordance with Section 2.1(b);

(l)            “Export Controls” means any and all laws, rules and regulations controlling the export of any goods, technology or services imposed, administered or enforced by the United States (including by the Bureau of Industry and Security of the U.S. Department of Commerce);

(m)          “Financing Sources” means any entity or entities that commit to provide or otherwise enter into agreements in connection with the Debt Financing, including for the avoidance of doubt, parties to any joinder agreements or amendments to such agreements (together with their respective Affiliates and their and their respective Affiliates’ officers, managers, directors, employees, controlling Persons, agents and Representatives and their respective successors and assigns, collectively, but not including Parent, Merger Sub or the Company);

(n)           “knowledge” of the Company means the actual knowledge of the individuals listed on Section 8.3(n) of the Company Disclosure Letter;

(o)           “Lease” means, with respect to each Aircraft, any aircraft or engine lease relating to that Aircraft, or any other engine lease;

(p)           “Lease Documents” means, with respect to each Aircraft or each Engine, the Lease and all other material agreements (including any assignments, novations, side letters, amendments, waivers, modifications, assignment of warranties or option agreements) delivered in connection with, or relating to, the Lease of that Aircraft or Engine, as the case may be;

(q)           “Lessee” means, with respect to each Aircraft or each Engine, the operating lessee of that Aircraft or Engine, as the case may be;

(r)            “Lessee Furnished Equipment” means, with respect to each Aircraft, any appliances, parts, accessories, instruments, navigational and communications equipment, furnishings, modules, components and other items of equipment, installed in or furnished with that Aircraft on the Closing Date which in accordance with the terms of the Lease Documents for that Aircraft remains the property of Lessee following the return of the Aircraft to the lessor of such Aircraft;

(s)           “Manuals and Technical Records” means, with respect to each Aircraft or each Engine, all records, logs, technical data and manuals relating to the maintenance and operation of such Aircraft (including all documents defined as “Aircraft Documentation” or a similar term under the relevant Lease) or such Engine, which the Lessee of such Aircraft is required by the terms of the relevant Lease to return to the lessor under such Lease upon the expiration or termination of the term of such Lease;

(t)            “Material Adverse Effect” means any event, change, circumstance, occurrence, fact or effect that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided however, that no event, change, circumstance, occurrence, fact or effect arising out of, attributable to or resulting from any of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been or would or could be, a Material Adverse Effect: (1) any changes in general economic or business conditions or in the financial, debt, banking, capital, credit or securities markets, or in interest or exchange rates, in each case, in the United States or elsewhere in the world, (2) any changes or developments generally affecting aircraft leasing, aviation or airline industries, including any adverse business developments with respect to any airline customers, (3) any actions required under this Agreement to obtain any approval or authorization under applicable antitrust or competition Laws for the consummation of the Merger or any of the other transactions contemplated hereby, (4) any adoption, implementation, modification, repeal or other changes in any applicable Laws (including actions taken by any Governmental Entities in connection with any of the events set forth in clauses (7), (8), (9), or (10) of this definition, including adoption of or changes in any Public Health Measures) or any changes in applicable accounting regulations or principles, or in interpretations of any of the foregoing, (5) any change in the price or trading volume of the Company’s share capital, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (6) any failure by the Company to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (7) political, geopolitical, social or regulatory conditions, any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, public demonstrations or acts of foreign or domestic terrorism (including cyber-terrorism), or any escalation or worsening of any such conditions, (8) any natural or manmade disasters, hurricanes, floods, tornados, tsunamis, earthquakes, wild fires, other weather conditions or other force majeure events, or any escalation or worsening of such conditions, (9) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions, (10) any other regional, national or international calamity, crisis or emergency, (11) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement (provided, that this clause (11) and clause (12) below shall not apply in the context of the representations and warranties contained in Section 3.2 and Section 3.4), the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (12) any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case which is required to be taken pursuant to this Agreement or (13) any actions taken (or omitted to be taken) at the written request of Parent in accordance with the notice provisions set forth in this Agreement; except, in the case of clauses (1), (2), (4), (7), (8), (9) and (10), to the extent the impact of such event, change, occurrence or effect is disproportionately adverse to the Company and its Subsidiaries as compared to other aircraft leasing companies operating in the geographic markets in which the Company and its Subsidiaries conduct business;

(u)           “OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury;

(v)           “Offering Documents” means prospectuses, private placement memoranda, information memoranda and packages and lender and investor presentations, in connection with the Debt Financing;

(w)          “Permitted Encumbrance” means (i) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established in accordance with GAAP, (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries for a period greater than 60 days, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Entities, (iv) liens granted to any lender at the Closing in connection with any financing by Parent of the transactions contemplated hereby, (v) any right, interest, lien, title or other encumbrance of a lessor or sublessor under any lease or other similar agreement or in the property being leased, (vi) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other encumbrances that do not materially interfere with the present use of the assets of the Company and its Subsidiaries taken as a whole, and (vii) with respect to any Aircraft and without limiting the foregoing, (1) any “Permitted Encumbrances” (or any other phrase with substantially similar meaning) under the terms of the relevant Lease Documents; (2) Liens for which the applicable Lessee (other than the Company or its Subsidiaries, as applicable) is responsible or for which the applicable Lessee is to indemnify the lessor under the terms of the applicable Lease; (3) Liens which do not materially detract from the value of such Aircraft or the Company or its Subsidiaries, as applicable, leasehold interest in such Aircraft, or materially interfere with the use of such Aircraft in substantially the manner used before the date of this Agreement or (4) Liens granted pursuant to any financing disclosed under the Company Disclosure Letter;

(x)            “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(y)           “Public Health Measures” means any closures, “shelter-in-place,” “stay at home,” social distancing, shut down, closure, curfew or other restrictions or any other Laws, orders, directives, guidelines or recommendations issued by any Governmental Entity, the Centers for Disease Control and Prevention, or the World Health Organization in connection with COVID-19 or any other epidemic or pandemic;

(z)            “Sanctioned Country” means, at any time, a country or territory that is the subject or target of country-wide or territory-wide Sanctions broadly restricting or prohibiting dealings with, in or involving such country or territory;

(aa)         “Sanctioned Person” means any Person: (i) identified on a Sanctions-related list of designated persons, including, but not limited to, the Specially Designated Persons and Blockers Persons List administered by OFAC; (ii) subject to sanction for being domiciled, organized or resident in, or the government or any agency or instrumentality of the government of, any Sanctioned Country; (iii) subject to sanction for being owned or controlled by, or acting for or on behalf of, directly or indirectly, any Person described in the foregoing clauses (i) or (ii);

(bb)         “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by (i) the U.S. government, including those administered by OFAC, or the U.S. Department of State; (ii) the United Nations Security Council; (iii) the European Union or any of its member states; and (iv) the United Kingdom, including Her Majesty’s Treasury;

(cc)         “Statutory Merger Agreement” means the statutory merger agreement between the Company and Merger Sub substantially in the form of the agreement attached hereto as Exhibit C; and

(dd)         “Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (i) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (ii) a general partner interest or (iii) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

Section 8.4         Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. A “shareholder” of the Company shall have the same meaning as a “member” of the Company under the Company Bye-laws.

Section 8.5         Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Confidentiality Agreement, the Limited Guarantee, the Voting Agreement, the Assignment and Assumption Agreement and the BBAM Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6         Parties in Interest. This Agreement is not intended to, and shall not, confer upon any other Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except (a) with respect to Section 5.10 and Section 5.18(f), which shall inure to the benefit of the Persons benefiting therefrom (such Persons are intended to be express third party beneficiaries thereof), (b) if the Effective Time occurs, (i) the right of the Company shareholders to receive the Merger Consideration and (ii) the rights of holders of each Company SAR to receive the payments contemplated by the applicable provisions of Section 2.2 in accordance with the terms and conditions of this Agreement, (c) the right of the Company on behalf of the Company shareholders to pursue damages (including claims for damages based on loss of the economic benefits of the Merger, including the loss of premium, to the Company shareholders) and other relief (including equitable relief) for any breach of this Agreement by Parent or Merger Sub, whether or not this Agreement has been validly terminated pursuant to Article VII, which right is hereby expressly acknowledged and agreed by each of Parent and Merger Sub, each of whom shall each be jointly and severally liable for any such damages for which Parent or Merger Sub are found liable, and (d) that the Financing Sources shall be express third party beneficiaries of Section 7.4, this Section 8.6 and Section 8.17, each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections. The representations and warranties in this Agreement are the product of negotiations among the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7         Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware, except to the extent the provisions of the laws of Bermuda are mandatorily applicable to the Merger or the Transactions.

Section 8.8         Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court, in each case, except to the extent that any such proceeding mandatorily must be brought in Bermuda. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein, and except to the extent that any such proceeding mandatorily must be brought in Bermuda. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9         Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10       Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Company (on behalf of itself and on behalf of the holders of Shares as third party beneficiaries under Section 8.6), Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity, including any right to terminate this Agreement pursuant to Article VII and to seek the Termination Fee, if applicable; provided that, under no circumstances shall Parent or Merger Sub be permitted or entitled to receive both a grant of specific performance that results in a Closing and the Termination Fee. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.11       Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12       Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13       Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.14       Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.15       Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.16       No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 8.17       Financing Sources. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (a) agrees that it will not bring or support any person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Financing, in any forum other than the federal and New York State courts located in the Borough of Manhattan of the City of New York; (b) agrees that all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to the Debt Financing shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York; and (c) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (d) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Financing, (e) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable agreement pertaining to the Debt Financing will be effective service of process against them for any such legal action or proceeding brought in any such court, and (f) agrees that no Financing Source shall be subject to special, consequential, punitive or indirect damages or damages of a tortious nature. Notwithstanding anything to the contrary contained in this Agreement, (i) the Company and its Subsidiaries, their Affiliates, their and their Affiliates’ directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against any Financing Source, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing, whether at law or equity, in contract, in tort or otherwise and (ii) no Financing Source shall have any liability (whether in contract, in tort or otherwise) to the Company and its Subsidiaries, their Affiliates, their and their Affiliates’ directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary contained in this Agreement, the Financing Sources are intended third-party beneficiaries of, and shall be entitled to the protections of, this Section 8.17.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CARLYLE AVIATION ELEVATE LTD.

By:	/s/ Marcus Miller
Name: Marcus Miller Title: Director

CARLYLE AVIATION ELEVATE MERGER SUBSIDIARY LTD.

By:	/s/ Marcus Miller
Name: Marcus Miller Title: Director

FLY LEASING LIMITED

By:	/s/ Colm Barrington
Name: Colm Barrington Title: Chief Executive Officer

Exhibit A

Form of FLY LEASING LIMITED Bye-Law Amendment

The Bye-Laws of the Company shall be amended as follows:

1.	Delete existing Bye-law 73 under the heading “BUSINESS COMBINATIONS” in its entirety and insert new Bye-law 73 as follows:

73.   AMALGAMATIONS AND MERGERS

73.1	Subject to Bye-law 73.2, the Company shall not engage in any amalgamation or merger unless such amalgamation or merger has been approved by a resolution of the Members including the affirmative votes of at least 66% of all votes attaching to all shares in issue entitling the holder to attend and vote on such resolution.

73.2	Bye-law 73.1 shall not apply in respect of any amalgamation or merger approved by the Board, and in respect of any amalgamation or merger approved by the Board which the Act requires to be approved by the Members, the necessary general meeting quorums and Members’ approval shall be as set out in Bye-laws 27 and 29.

A-1

BBAM Agreement

EXHIBIT B

SUB-SERVICING AGREEMENT

THIS SUB-SERVICING AGREEMENT dated as of March 27, 2021 (this “Agreement”), is by and between BBAM US LP, a Delaware limited partnership (“BBAM”), BBAM AVIATION SERVICES LIMITED, a company incorporated under the laws of Ireland (“BBAM Ireland” and together with BBAM, the “Servicers,” each a “Servicer”), CARLYLE AVIATION MANAGEMENT LIMITED (the “Sub-Servicer”), FLY LEASING LIMITED, a company incorporated under the laws of Bermuda (the “Company” or the “Indemnitor”), FLY LEASING MANAGEMENT CO. LIMITED, a company incorporated under the laws of Bermuda (with respect to Section 7 only) (the “Manager”) and CARLYLE AVIATION ELEVATE LTD., a Cayman Islands exempted company (the “Buyer”).

WHEREAS, the Company engaged BBAM and BBAM Ireland, collectively, as servicers and remarketing agents to provide administrative and management services or remarketing services with respect to certain aviation assets owned directly or indirectly by the Company (the “Aviation Assets”) pursuant to the terms of the servicing agreements and remarketing agreements set forth in Schedule A hereto (collectively, the “Subject Servicing Agreements” and each, a “Subject Servicing Agreement”).

WHEREAS, each of the Aviation Assets are subject to the terms of certain debt facilities as described in the applicable Subject Servicing Agreement (collectively, the “Covered Facilities” and each, a “Covered Facility”).

WHEREAS, in connection with the proposed acquisition of the Company by the Buyer (the “Transaction” and the date of the consummation of such Transaction, the “Closing Date”), the Servicers desire to delegate their role and to have the Sub-Servicer act as sub-servicer with respect to each Subject Servicing Agreement and the Sub-Servicer desires to act as sub-servicer with respect to each Subject Servicing Agreement, upon the terms and conditions set forth in this Agreement.

WHEREAS, the Servicers and the Company desire to provide for the Ancillary Services set forth in Section 3 and Schedule C of this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

1.             Definitions. The following terms, as used herein (including in any Schedules or Annexes attached hereto), have the following meanings:

“After-Tax Basis” means on a basis such that any payment received, deemed to have been received or receivable by any Person shall, if necessary, be supplemented by a further payment to that Person so that the sum of the two payments shall, after deduction of Taxes resulting from the receipt (actual or constructive) or accrual of such payments (after taking into account any current deduction to which such Person shall be entitled with respect to the amount that gave rise to the underlying payment), be equal to the payment received, deemed to have been received or receivable.

“Agreement” shall have the meaning set forth in the preamble.

“Ancillary Services” shall have the meaning in Section 3(a)(i).

“Ancillary Services Term” shall have the meaning in Section 3(d)(i).

“Ancillary Services Termination” shall have the meaning in Section 13(a).

“Annual Fee” shall have the meaning in Section 4(a).

“Applicable Law” means any law, statute, ordinance, rule, regulation, code of conduct or practice of any Governmental Authority that applies to the applicable Person or any of its properties or assets.

“Aviation Assets” shall have the meaning set forth in the preamble.

“BBAM” shall have the meaning set forth in the preamble.

“BBAM Ireland” shall have the meaning set forth in the preamble.

“BBAM LP” means BBAM Limited Partnership.

“Buyer” shall have the meaning set forth in the preamble.

“Change of Control Fee” shall have the meaning set forth in the FLY Management Agreement.

“Closing Date” shall have the meaning set forth in the preamble.

“Company” shall have the meaning set forth in the preamble.

“Covered Facilities” shall have the meaning set forth in the preamble.

“FLY Management Agreement” means the Amended and Restated Fly Leasing Limited Management Agreement dated December 28, 2012 between the Company and Fly Leasing Management Co. Limited, as amended by the First Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of June 19, 2015, the Second Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of July 27, 2016, and the Third Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of February 1, 2017.

“Force Majeure” shall have the meaning in Section 3(b)(iii).

“Governmental Authority” means any federal, state, local, foreign or international court, administrative agency or commission or other governmental agency or instrumentality (or any officer or representative thereof) of competent jurisdiction, including the European Union.

“Indemnitor” shall have the meaning set forth in the preamble.

“Manager” shall have the meaning set forth in the preamble.

“Manager Shares” means the 100 shares, par value $0.001 per shares, authorized pursuant to Section 4.1(b) of the Amended and Restated Bye-Laws of the Company, as amended.

“Merger Agreement” means the Agreement and Plan of Merger among Buyer, Carlyle Aviation Elevate Merger Subsidiary Ltd. and the Company, dated as of March 27, 2021.

“Person” means any means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Personnel” shall have the meaning in Section 3(b)(3).

“Proceeding” means an action, suit or legal, administrative, arbitral or alternative dispute resolution proceeding.

“Services” shall have the meaning in Section 2.

“Servicer Indemnified Party” shall have the meaning in Section 6(c).

“Servicers” shall have the meaning set forth in the preamble.

“Subject Servicing Agreement Fees” shall have the meaning in Section 4(b).

“Subject Servicing Agreements” shall have the meaning set forth in the preamble.

“Sub-Servicer” shall have the meaning set forth in the preamble.

“Tax” or “Taxes” means all fees (including documentation, license and registration fees), taxes, assessments, levies, impositions, duties, withholdings and other charges of any nature whatsoever (including taxes based upon or measured by gross receipts, income, profits, sales, use or occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, social security, employment, excise, documentary, stamp, corporation, corporation profits, advance corporation, capital duty, capital gains, capital acquisitions, wealth, vehicle registration, social insurance, and property taxes) asserted or imposed by any Governmental Authority, together with all interest, fines, penalties and additions imposed with respect to such amounts.

“Termination Date” shall have the meaning in Section 13(a).

“Transaction” shall have the meaning set forth in the preamble.

2.             Subservicing. (a) The Sub-Servicer covenants and agrees to perform all services under the Subject Servicing Agreements (the “Services”) from and after the date hereof in accordance with the standards, requirements, guidelines, procedures, restrictions and provisions of the applicable Subject Servicing Agreement, Covered Facility and this Agreement. The Sub-Servicer shall be responsible for performing all of the duties and obligations of the Servicers under each Subject Servicing Agreement, and the Sub-Servicer shall at all times meet all standards and fulfill all requirements applicable to the Servicer pursuant to each Subject Servicing Agreement and related Covered Facility. Without limiting the foregoing, the Sub-Servicer covenants and agrees that it shall fully perform the obligations of the Servicers pursuant to each Subject Servicing Agreement and related Covered Facility in a manner that will not cause the termination of the Servicers as servicers or remarketing agent, as applicable, under any Subject Servicing Agreement or impose any liability to the Servicers under any Subject Servicing Agreement.

(b)           Any reporting and certifications required to be provided by the Servicers to any lenders or any other party under a Subject Servicing Agreement will be produced by the Sub-Servicer who shall provide these reports to the Servicer in accordance with the requirements of the Covered Facilities.

(c)           The Servicers agree that the delegation to the Sub-Servicer of the Services shall in no way affect the Servicers’ obligations to the Company under the Subject Servicing Agreements.

3.             Ancillary Services.

(a)           Provision and Standard of Ancillary Services.

(i)                 Services to be Provided. Notwithstanding anything in Section 2 hereof to the contrary, and subject to the other terms and conditions of this Agreement, the Servicers shall provide or cause to be provided to the Company those services described on Schedule B attached hereto (the “Ancillary Services”) for the time period and fee specified for such Ancillary Services on Schedule B.

(ii)               Service Standard. The Servicers shall provide or cause to be provided to the Company the Ancillary Services at a level of care and in a manner materially consistent with the provision of the applicable Ancillary Service by or on behalf of the Servicers to the Company during the 12 months prior to the date of the Merger Agreement.

(iii)             Servicer Employees. The Servicers shall make available to the Company such personnel as may be necessary to provide the Ancillary Services; provided, however, that subject to the Servicers’ express obligations hereunder, the management of and control over the provision of the Ancillary Services shall reside solely with the Servicers. Without limiting the generality of the foregoing, all labor matters relating to employees of the Servicers (including, without limitation, employees involved in the provision of Ancillary Services to the Company) shall be within the exclusive control of the Servicers and the Company shall not take any action affecting such matters. The Servicers shall be solely responsible for all salary, employment and other benefits of and liabilities relating to the personnel of the Servicers performing any of the Ancillary Services. Nothing in this Agreement will prevent the Servicers from using affiliates or third-party subcontractors approved in advance and in writing by the Company to perform all or any part of an Ancillary Service hereunder. In the event that affiliates or approved third parties perform all or any part of an Ancillary Service hereunder, the Servicers shall cause such affiliates or third parties to deliver such Ancillary Services in accordance with the requirements set forth in Section 3(a)(ii) and shall remain liable for the actions (or inactions) taken by such affiliates or third parties as though such actions were taken (or not taken) by the Servicers hereunder.

(b)           Limitations.

(i)            Third-Party Consents; Compliance with Agreements and Applicable Law.

(1)               The Company acknowledges and agrees that no third party consents are necessary in order to provide any of the Ancillary Services to the Company under this Agreement.

(2)               The Company acknowledges and agrees that any Ancillary Services provided through third parties or using third-party intellectual property are subject to the terms and conditions of any applicable agreements between the Servicers or their affiliates and such third parties. The Company agrees to comply, and to cause its affiliates to comply, in all material respects with the terms and conditions of any such applicable third-party agreements (provided that the Servicers shall have made available to the Company copies of any such agreements or provided notice to the Company of the applicable terms and conditions thereof) and with Applicable Law, in each case, pertaining to the receipt by the Company of the Ancillary Services pursuant to this Agreement.

(3)               The Servicers shall use their commercially reasonable efforts to ensure that any Persons engaged in providing the Ancillary Services on behalf of the Servicers (the “Personnel”) comply with all of the Company’s reasonable and lawful requests, directions or regulations made known to the Servicers in relation to the safety and security of the Company’s premises, property or personnel.

(ii)               Force Majeure. The Company and the Servicers will be excused from performance under Section 3 of this Agreement, will not be deemed to be in breach hereof, and will have no liability to the other party whatsoever to the extent such party is prevented from performing any of its obligations hereunder, in whole or in part, as a result of an act of God, war, terrorism, civil disturbance, interruption of utilities, disruption of Internet access as a result of any virus, work or Trojan horse, court order, or other similar cause (except for COVID-19 or any other epidemic, pandemic or outbreak of diseases, or any escalation or worsening of such conditions), in each case by reason of events beyond such party’s reasonable control (a “Force Majeure”); provided that the affected party uses its commercially reasonable efforts to re-commence performance as promptly as reasonably possible. In the event of an occurrence of a Force Majeure, the Servicers shall give notice of suspension as soon as reasonably practicable to the Company stating the date and extent of such suspension and the cause thereof, and the Servicers shall resume the performance of such obligations as promptly as reasonably practicable upon the cessation of such Force Majeure. During the period of a Force Majeure, the Company shall be entitled to seek an alternative servicer at its own cost with respect to the Ancillary Services affected upon prior written notice to the Servicers. If a Force Majeure shall continue to exist for more than one hundred eighty (180) consecutive days, the Servicers shall be entitled to permanently terminate the Ancillary Services affected.

(c)           Limitations on Liability; Joint and Several Obligations. The Servicers shall have no liability in connection with providing any of the Ancillary Services during the term of this Agreement, except to the extent that the losses of the Company arise from the gross negligence or wilful misconduct of the Servicers or their affiliates.

(d)           Term and Termination.

(i)            Term of Ancillary Services. The Servicers shall provide the Ancillary Services to the Company commencing on the date hereof through the end of the applicable term as set forth on Schedule B (the “Ancillary Services Term”).

(ii)           Termination of Ancillary Services.

(1)          Early Termination of Ancillary Services. The Company may, at any time during the Ancillary Services Term, by providing thirty (30) days’ prior written notice to the Servicers, terminate the receipt of any particular Ancillary Service or Ancillary Services. Any termination notice delivered shall specify (x) the Ancillary Service or Ancillary Services to be terminated and (y) the effective date(s) of such termination.

(2)          Automatic Termination of Ancillary Services. The obligations pursuant to Section 3 of this Agreement shall terminate upon the termination of the last Ancillary Service to be provided hereunder.

(e)           Company Obligation to Migrate. Without limiting the Servicers’ obligation to provide ancillary services in the applicable Ancillary Services category through the end of the applicable Ancillary Services Term as set out in Schedule C, the Company shall use commercially reasonable efforts to migrate each Ancillary Service category such that they are being performed by the Company (or the replacement servicer as designated by the Company) as soon as reasonably practicable.  Where the Company shall have completed (or anticipates completing) the migration of an Ancillary Service category in advance of the end of the applicable Ancillary Services Term, the Company shall provide the Servicers notice thereof and the date on which such migration is to be completed (and the Servicers shall have no obligation in such Ancillary Service category after such date).

(f)            Data Protection. The Servicers shall maintain safeguards against the destruction, loss or alteration of business data in its possession that are consistent with the safeguards that are in place for the Company as of the date of the Merger Agreement. The Servicers shall also maintain disaster recovery plans, systems and services (e.g., recovery of data, operating environment, telecommunications infrastructure and other facilities) that are substantially similar to the disaster recovery plans, systems and services in place for the business as of the date of the Merger Agreement. In the event of a Force Majeure, the Servicers shall timely implement applicable disaster recovery plans and procedures for the Ancillary Services provided to the Company.

4.             Compensation.

(a)           Servicers’ Fee. Subject to Section 13(a) hereof, the Buyer shall pay the Servicers a one-time fee of $500,000 on the Closing Date and an annual fee equal to $250,000 in cash (the “Annual Fee”) as consideration for Servicers’ performance under this Agreement, payable annually in arrears and subject to proration based on a year comprised of 12 months. Such Annual Fee shall be paid irrespective of any limitations under any document to which the Buyer, the Company or any of their affiliates are parties and shall be due on December 31 of each year; provided that the final Annual Fee(s) owing to the Servicers shall be paid on the Termination Date.

(b)           Subject to Section 13(a) hereof, the Servicers shall transfer to the Sub-Servicer any servicing fee, administrative fee, disposition fee or any similar fees received by the Servicers from the Company under the Subject Servicing Agreements, net of any reimbursement for related costs or expenses related thereto (the “Subject Servicing Agreement Fees”). For the avoidance of doubt, the Servicers’ obligations with respect to this Section 4(b) shall be limited to the transfer to the Sub-Servicer of any Subject Servicing Agreement Fees received from the Company.

5.             Servicers’ Expenses.

The Company shall reimburse the Servicers for all costs and expenses incurred by the Servicers in connection with the negotiation and execution of this Agreement and all documents relating thereto and its services under this Agreement, including, but not limited to, any oversight, review or enforcement costs and expenses.

6.             Standard of Care; Conflicts Standard; Waiver and Release; Indemnity.

(a)           Standard of Care; Conflicts Standard. The Sub-Servicer hereby agrees to perform the Services in accordance with the standard of care and conflicts standard as set forth in the applicable Subject Servicing Agreement. In performing its obligations hereunder, the Sub-Servicer shall use its best efforts not to take any action that would cause the Servicers to be in breach of their obligations or incur any liability under the applicable Subject Servicing Agreement (including, but not limited to, by employing or otherwise engaging such staff and maintaining such supporting resources both in number and in quality, to enable the Sub-Servicer to perform the Services in accordance with any staffing requirements applicable to the Servicers under the Subject Servicing Agreements).

(b)           Waiver and Release. The Company, Buyer and Sub-Servicer hereby waive, release and forever discharge the Servicers and their respective parents, subsidiaries, divisions, affiliates, shareholders, officers, directors, agents, employees, successors and assigns (collectively referred to as the “BBAM Releases”) from any and all rights, causes of action, claims or demands (“Claim”) directly or indirectly arising out of, in connection with, or related to the FLY Management Agreement, any Subject Servicing Agreement and the Transaction, whether express or implied, known or unknown, which the Company, Buyer and/or Sub-Servicer has or may have against the BBAM Releases, whether arising before or after the date of this Agreement; except to the extent that any losses arising from any such Claim are finally adjudicated to have resulted directly from the Servicers’ or either of their officers’ directors’, agents’ or employees’ fraud, deceit, gross negligence or willful misconduct in respect of the Servicers’ obligations to apply the standard of care or conflicts standard in respect of their performance of services under the applicable Subject Servicing Agreements from and after the date hereof.

(c)           Indemnity. The Indemnitor shall indemnify on an After-Tax Basis and hold harmless the Servicers, BBAM LP and each officer, director, agent, employee or affiliate of the Servicers and/or BBAM LP (each, a “Servicer Indemnified Party”) from and against any loss, liability, costs and expenses, claim or damage (including litigation costs and attorney’s fees, and internal/overhead costs incurred by the Servicers and their affiliates in connection with any legal or regulatory proceedings in connection with the foregoing) suffered or incurred by the Servicers or any such other Person directly or indirectly resulting from (i) any Claim against a Servicer Indemnified Party directly or indirectly arising out of, in connection with, or related to the Subject Servicing Agreements or Covered Facilities, including, but not limited to, (x) any event of default under the Subject Servicing Agreement and/or Covered Facilities arising out of any action or inaction of the Servicers and (y) the delegation of the Servicers’ obligations under the Subject Servicing Agreements to the Sub-Servicer pursuant to this Agreement, (ii) a breach of any representation or warranty of the Sub-Servicer set forth in this Agreement, (iii) the Sub-Servicer’s failure to observe and perform any of the Sub-Servicer’s duties, obligations, covenants or agreements contained in this Agreement; (iv) any acts or omissions by the Sub-Servicer or its officers, directors, employees, agents or delegees in performance of its duties or obligations pursuant to this Agreement, or (v) any willful malfeasance, bad faith, fraud or negligence of the Sub-Servicer or its officers, directors, employees, agents or delegees in the performance of its duties hereunder, or the reckless disregard by the Sub-Servicer of its obligations or duties hereunder. The Buyer represents and warrants that the Indemnitor is an entity with total net assets of at least $325,000,000 and procures that Indemnitor will maintain such net worth for the duration of this Agreement (or, if at any time the Indemnitor shall not have such amount of total net assets, then the Indemnitor will arrange for another entity within the Carlyle managed group, which does have such total net assets, to either become the Indemnitor or provide a guaranty of the Indemnitor’s obligations). The obligations of the Indemnitor under this Section 6(c) shall survive the termination of this Agreement pursuant to Section 13 hereof or otherwise.

7.             FLY Management Agreement Termination.

(a)           Each of the Company and the Manager hereby agree that (a) the FLY Management Agreement shall be automatically terminated and of no further force and effect effective as of, and subject to and conditioned upon the occurrence of, the Effective Time (as defined in the Merger Agreement) and, subject to this Section 7 hereto, upon such termination neither the Company nor the Manager shall have any further obligations or liabilities under such agreement except as expressly specified therein, and (b) at the Effective Time (as defined in the Merger Agreement), the Company shall, subject to Section 42 of the Companies Act 1981 of Bermuda, as amended, redeem all of the Manager Shares held by the Manager for their par value and, upon such redemption, all Manager Shares shall be cancelled and shall not be re-issued.

(b)           On the Closing Date, notwithstanding anything to the contrary in the Fly Management Agreement, the Manager shall receive an amount equal to (i) the Change of Control Fee and a termination fee pursuant to Sections 5.1(b)(2) and 10.2(b), respectively, of the FLY Management Agreement, less (ii) $1,000,000.

8.             Representations and Warranties of the Sub-Servicer, Company, Buyer and Indemnitor.

The Sub-Servicer represents and warrants to the Servicers as of the date hereof as follows:

(a)           Due Organization. The Sub-Servicer is an exempted company duly organized, validly existing and in good standing under the laws of Bermuda. The Company is a Bermuda corporation duly organized, validly existing and in good standing under the laws of Bermuda. The Buyer is a company duly organized, validly existing and in good standing under the laws of Cayman Islands. The Indemnitor is an exempted company duly organized, validly existing and in good standing under the laws of Bermuda. Each of the Sub-Servicer, the Company, the Buyer and the Indemnitor has full power and authority to own its property and to carry on its business as presently conducted and to enter into, deliver and perform this Agreement and all documents executed pursuant hereto and thereto by it and to carry out its obligations hereunder and thereunder.

(b)           Due Authorization; Binding Effect. The execution, delivery and performance of this Agreement and all documents executed pursuant hereto and thereto by the Sub-Servicer, the Company, the Buyer and the Indemnitor have been duly and validly authorized by all necessary corporate, shareholder or other action. This Agreement has been, and upon their execution, all documents executed pursuant hereto and thereto by the Sub-Servicer, the Company, the Buyer and the Indemnitor shall be, duly executed and delivered such party, and (assuming due authorization, execution and delivery by the Servicers) this Agreement constitutes, and upon their execution, all documents executed pursuant hereto and thereto by the such party shall constitute, the legal, valid and binding obligations of such party, enforceable against such party in accordance with their respective terms.

(c)           No Conflicts. The execution, delivery and performance by the Sub-Servicer of this Agreement and all documents executed pursuant hereto and thereto by the Sub-Servicer do not and will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation or imposition of any lien upon any of the assets of the Sub-Servicer under, any provision of (a) the organizational documents of the Sub-Servicer, (b) any agreement to which the Sub-Servicer is a party or by which the Sub-Servicer or any of its properties or assets is subject or (c) any provision of any Applicable Law applicable to the Sub-Servicer or its properties or assets.

(d)           Consents. No consent of, or registration, declaration or filing with, any Governmental Authority or any other Person is required to be obtained, effected or given by or with respect to the Sub-Servicer in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except for consents, registrations, declarations and filings that have been obtained or will be obtained prior to the date hereof.

(e)           Litigation. There are no actions, litigation, suits or Proceedings pending or, to the Sub-Servicer’s knowledge, threatened against the Sub-Servicer before or by any court, administrative agency, arbitrator or government body (i) with respect to this Agreement or (ii) with respect to any other matter which if determined adversely to the Sub-Servicer would reasonably be expected to materially and adversely affect the Sub-Servicer’s ability to perform its obligations under this Agreement; and the Sub-Servicer is not in default with respect to any order of any court, administrative agency, arbitrator or governmental body so as to materially and adversely affect the Sub-Servicer’s ability to perform its obligations under this Agreement.

(f)            Licenses. The Sub-Servicer has all licenses necessary to carry on its business as now being conducted and as is contemplated by this Agreement to be conducted and is duly authorized and qualified to transact, in each applicable state, any and all business contemplated by this Agreement or is otherwise exempt under Applicable Law from such qualification or is otherwise not required under Applicable Law to effect such qualification.

(g)           Capacity. The Sub-Servicer has the facilities, procedures and experienced personnel necessary to provide the Services in accordance with this Agreement, the Subject Servicing Agreements and the Covered Facilities. The Sub-Servicer does not believe, nor does it have any reason or cause to believe, that it cannot perform each and every covenant contained in this Agreement.

(h)           Eligible Sub-Servicer. The Sub-Servicer meets the eligibility requirements of a servicer under the terms of each Subject Servicing Agreement and related Covered Facility.

9.             Representations and Warranties of the Servicers.

The Servicers represent and warrant to the Sub-Servicer as of the date hereof as follows:

(a)           Due Organization. BBAM is a Delaware limited partnership, validly existing and in good standing under the laws of the State of Delaware and BBAM Ireland is a company incorporated under the laws of Ireland, validly existing under the laws of the Ireland. Each of the Servicers has full power and authority to own its property and to carry on its business as presently conducted and to enter into, deliver and perform this Agreement and all documents executed pursuant hereto and thereto by each Servicer and to carry out its obligations hereunder and thereunder.

(b)           Due Authorization; Binding Effect. The execution, delivery and performance of this Agreement and all documents executed pursuant hereto and thereto by the Servicers have been duly and validly authorized by all necessary corporate, shareholder or other action. This Agreement has been, and upon their execution all documents executed pursuant hereto and thereto by the Servicers shall be, duly executed and delivered by the Servicers, and (assuming due authorization, execution and delivery by the Sub-Servicer) this Agreement constitutes, and upon their execution, all documents executed pursuant hereto and thereto by the Servicers shall constitute, the legal, valid and binding obligations of the Servicers, enforceable against the Servicers in accordance with their respective terms.

(c)           No Other Representations or Warranties. For the avoidance of doubt, the parties hereto agree that the Servicers are not providing, and shall not at any time be required to provide, any representations, warranties, covenants or indemnification as to whether this Agreement conflicts with, or will result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation or imposition of any lien upon any of the assets of the Company under, any provision of the Subject Servicing Agreements and/or Covered Facilities.

(d)           Consents. No consent of, or registration, declaration or filing with, any Governmental Authority or any other Person is required to be obtained, effected or given by or with respect to the Servicers in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except for consents, registrations, declarations and filings that have been obtained or will be obtained prior to the date hereof.

(e)           Litigation. There are no actions, litigation, suits or Proceedings pending or, to each Servicer’s knowledge, threatened against such Servicer before or by any court, administrative agency, arbitrator or government body (i) with respect to this Agreement or (ii) with respect to any other matter which if determined adversely to such Servicer would reasonably be expected to materially and adversely affect such Servicer’s ability to perform its obligations under this Agreement; and such Servicer is not in default with respect to any order of any court, administrative agency, arbitrator or governmental body so as to materially and adversely affect the such Servicer’s ability to perform its obligations under this Agreement.

(f)            Licenses. Each Servicer has all licenses necessary to carry on its business as now being conducted and as is contemplated by this Agreement to be conducted and is duly authorized and qualified to transact, in each applicable state, any and all business contemplated by this Agreement or is otherwise exempt under Applicable Law from such qualification or is otherwise not required under Applicable Law to effect such qualification.

10.           Notices.

Any notice or communication under or in connection with this Agreement shall be in writing and shall be deemed to have been duly given and received when delivered by hand or courier, when received by electronic mail transmission to a confirmed email address, or three (3) days after the date when posted by air mail, with postage prepaid, addressed as follows:

to BBAM at:                         50 California Street, 14th Floor
San Francisco, CA 94111
Email: legal@bbam.com
Attention: General Counsel

to BBAM Ireland at:            West Pier Business Campus, Dun Laoghaire
County Dublin A96 N6T7, Ireland
Email: legal@bbam.com
Attention: General Counsel

to the Company/Indemnitor at:

c/o Fly Leasing Limited
West Pier Business Campus, Dun Laoghaire
County Dublin A96 N6T7, Ireland
Email: legal@bbam.com
Attention: General Counsel

With a copy to the Buyer at:

c/o Carlyle Aviation Management Limited
Connaught House
1 Burlington Road
Dublin 4, Ireland

Email: clifD@carlyle.aero; billh@carlyle.aero
Attention: Z. Clifton Dameron; Bill Hoffman

Any party by notice given in accordance with this Section 10 to the other party may designate another address or Person for receipt of notices hereunder.

11.           Governing Law.

This Agreement, and all matters arising out of or relating to this Agreement (whether in contract or tort), shall governed by, and shall be construed in accordance with, the laws of the State of New York, without regard to conflict of law principles.

12.           Non-Exclusive Jurisdiction in New York.

The parties hereby consent to the non-exclusive jurisdiction of any state or Federal court located in the County of New York, New York. Nothing herein will prevent any party from bringing suit in any other appropriate jurisdiction. The parties hereby agree that service of process may be made upon each of them by mailing copies of the summons and complaint to the Person to be served by air mail, certified or registered mail to the address set forth in Section 9, postage prepaid, return receipt requested, or in accordance with the Hague Convention, if applicable.

13.           Term; Termination; Resignation; Survival.

(a)           Term. This Agreement shall automatically terminate upon the earlier to occur of (i) the appointment of a replacement servicer or remarketing agent under the Subject Servicing Agreements and (ii) there being no amounts outstanding and no obligations due and owing under the Covered Facilities; provided that if all Ancillary Services have not been provided by the Servicers to the Company in full or terminated pursuant to the terms set forth in Section 3(d) (the “Ancillary Services Termination”), Sections 3 and 5(c) of this Agreement shall survive such termination until the Ancillary Services Termination. The Buyer shall procure that, (i) the Servicers are replaced as servicers or remarketing agents, as applicable, under the Subject Servicing Agreements in accordance with the terms of the Covered Facilities (the Servicers agree to co-operate as may be reasonably requested in connection with such replacement subject to reimbursement of their expenses) or (ii) any amounts outstanding under the Covered Facilities are repaid or prepaid by the Company and/or its affiliates, in each case by no later than the end of the second anniversary of the Closing Date (the “Termination Date”); provided that the Buyer may elect to extend the Termination Date with respect to any Subject Servicing Agreements by one (1) additional year by notifying the Servicers in writing at any time prior to the Termination Date. In the event that this Agreement has not been terminated with respect to any Subject Servicing Agreement in accordance with this Section 13(a) by the Termination Date, the Servicers shall be entitled to any servicing fees, administrative fees, remarketing fees, disposition fee or any similar fees payable under such Subject Servicing Agreement for the period commencing on the Termination Date and ending on the date of termination or expiration of such Subject Servicing Agreement. For the avoidance of doubt, any amounts payable to the Servicers pursuant to the immediately preceding sentence shall be in lieu of, and not in addition to, any Annual Fee payable to the Servicers in accordance with Section 3(a) hereof.

(b)           Termination of Sub-Servicer. The Sub-Servicer shall be automatically terminated as sub-servicer with respect to each Subject Servicing Agreement:

(i)            at such time, after the date hereof, the Servicers are no longer the servicers or remarketing agent, as applicable, with respect to such Subject Agreement; or

(ii)           upon repayment/prepayment of the Covered Facility related to such Subject Servicing Agreement (or, if earlier, upon any termination of the applicable Subject Servicing Agreement for any other reason).

(c)           Termination by the Servicers. The Sub-Servicer may be terminated as sub-servicer with respect to a Subject Servicing Agreement upon the Servicers’ written notice to the Sub-Servicer following:

(i)            the failure of the Sub-Servicer to observe or perform any material covenant or agreement of the Sub-Servicer set forth in this Agreement and such failure continues un-remedied for a period of thirty (30) days after the Servicers’ notice thereof to the Sub-Servicer;

(ii)           a material breach by the Sub-Servicer of any representation and warranty made by it in this Agreement and, if such breach is capable of being remedied and the Sub-Servicer is diligently attempting such cure, thirty (30) days after the Servicers’ notice thereof to the Sub-Servicer; or

(iii)          the occurrence of any event of default under or material breach of a Subject Servicing Agreement or Covered Facility with respect to the Services for any reason not caused by the Servicers and such breach remains un-remedied for a period of thirty (30) days after notice thereof to the Sub-Servicer from the Servicers;

provided that, in case of any of the foregoing, the Servicers are not in breach of their obligations under this Agreement.

(d)           Limitation on Resignation of Sub-Servicer. The Sub-Servicer shall not resign from the obligations and duties imposed on it pursuant to this Agreement without the prior written approval of the Servicers.

(e)           Transfer Upon Termination. In the event that the Sub-Servicer is terminated or resigns as sub-servicer with respect to any Subject Servicing Agreement pursuant to Section 13(c) or 13(d) of this Agreement, the Sub-Servicer shall cooperate fully with the Servicers in transferring the servicing or remarketing to a successor sub-servicer or remarketing agent, replacement servicer or remarketing agent, or back to the Servicers, in any case, at the Sub-Servicer’s own expense. On or before the date upon which servicing is transferred from the Sub-Servicer to any such Person with respect to a Subject Servicing Agreement, the Sub-Servicer shall undertake all steps necessary or appropriate to transfer, and shall transfer, the servicing or remarketing, as applicable, of the Subject Servicing Agreements to such Person. Until the transfer of servicing is complete, the Sub-Servicer shall continue to perform under the terms and conditions of this Agreement with respect to such Subject Servicing Agreement. Once the transfer of servicing or remarketing, as applicable, is complete, any fees payable to the Sub-Servicer pursuant to Section 4(b) shall be payable to the Servicers or such other Person as determined by the Servicer on a go forward basis.

(f)            Survival. The parties hereto agree that all covenants, agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement without limitation as to time. Notwithstanding anything to the contrary in this Agreement, the provisions of Sections 6, 10, 11, 12, 14 and 17 of this Agreement shall survive the termination of this Agreement. For the avoidance of doubt, any fees and/or expenses due and payable under Sections 3, 4 or 5 hereof that are outstanding as of the date of termination of this Agreement shall remain obligations of the applicable party owing such amounts until such amounts are paid in full to the applicable recipient thereof.

14.           Confidentiality.

This Agreement is confidential and no party hereto shall disclose any or all of its content to any third party, other than to its affiliates or the lender(s), any agent, security trustee or collateral agent under the Covered Facilities, including any potential assignee, transferee or participant of such lender(s), agent, security trustee or collateral agent (provided, such assignees, transferees or participants agree to be bound by the confidentiality provisions of the Covered Facilities).

15.           Counterparts.

This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

16.           Amendment.

This Agreement shall not be amended or varied otherwise then by an instrument in writing executed by the parties hereto.

17.           Illegality.

If any provision of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

FLY LEASING LIMITED

By:
Name:
Title:

With respect to Section 7 only:

FLY LEASING MANAGEMENT CO. LIMITED

By:
Name:
Title:

BBAM AVIATION SERVICES LIMITED

By:
Name:
Title:

BBAM US LP

By:
Name:
Title:

CARLYLE AVIATION ELEVATE LTD.

By:
Name:
Title:

CARLYLE AVIATION MANAGEMENT LIMITED

By:
Name:
Title:

Schedule A

“Subject Servicing Agreements”

1.	Servicing Agreement (MSN 42033) dated as of September 14, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Four Limited as lessor.

2.	Servicing Agreement dated as of November 30, 2011 between BBAM LLC, BBAM Aviation Services Limited and Fly Aircraft Holdings Three Limited.

3.	Servicing Agreement dated as of July 25, 2016 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Six Limited.

4.	Servicing Agreement dated as of July 25, 2016 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Seven Limited.

5.	Servicing Agreement dated as of July 25, 2016 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Eight Limited.

6.	Servicing Agreement dated as of March 27, 2015 between BBAM US LP, BBAM Aviation Services Limited, Wells Fargo Bank Northwest, National Association, as owner trustee under the Amended and Restated Trust Agreement (2013 N914NN) dated March 27, 2015 between WFB and Fly Aircraft Holdings Thirty Limited.

7.	Servicing Agreement dated as of January 20, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Twenty-Nine Limited.

8.	Servicing Agreement dated as of October 21, 2014 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Seventeen Limited.

9.	Servicing Agreement (MSN 42805) dated as of November 24, 2014 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Eighteen Limited.

10.	Amended and Restated Servicing Agreement dated as of January 24, 2013 between BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited, together with its affiliates and subsidiaries, as amended from time to time.

11.	Servicing Agreement dated as of October 15, 2020 between BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited, together with its affiliates and subsidiaries.

12.	Servicing Agreement dated as of October 30, 2018 between BBAM US LP, BBAM Aviation Services Limited and Fly Aladdin Engine Funding Limited.

13.	Servicing Agreement dated as of June 15, 2018 between BBAM US LP, BBAM Aviation Services Limited and Fly Aladdin Funding Limited, Fly Aladdin Maltaco Limited and each additional Borrower Group Company.

14.	Amended and Restated Servicing Agreement dated as of April 17, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Fifteen Limited and Fly 30145 Leasing Sarl.

15.	Servicing Agreement dated as of December 8, 2017 between BBAM US LP, BBAM Aviation Services Limited and Magellan Acquisition Limited and each Serviced Group Member.

16.	Servicing Agreement dated as of October 22, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Five Limited.

17.	Servicing Agreement dated as of October 14, 2011 between BBAM LLC, BBAM Aviation Services Limited and Hobart Aviation Holdings Limited.

18.	Servicing Agreement dated as of November 27, 2013 between BBAM US LP, BBAM Aviation Services Limited and Fly Acquisition 39330 Leasing Limited.

19.	Servicing Agreement dated as of November 27, 2013 between BBAM US LP, BBAM Aviation Services Limited and Brookdell Limited.

20.	Remarketing Agreement dated as of July 14, 2016 among BBAM US LP, as a remarketing agent, BBAM Aviation Services Limited, as a remarketing agent, Wilmington Trust SP Services (Dublin) Limited, as lessor, Fly Aircraft Holdings Thirty-Six Limited, as participant, and Air India Limited, as lessee.

21.	Remarketing Agreement dated as of July 14, 2016 among BBAM US LP, as a remarketing agent, BBAM Aviation Services Limited, as a remarketing agent, Wilmington Trust SP Services (Dublin) Limited, as lessor, Fly Aircraft Holdings Thirty-Seven Limited, as participant, and Air India Limited, as lessee.

22.	Remarketing Agreement dated as of July 14, 2016 among BBAM US LP, as a remarketing agent, BBAM Aviation Services Limited, as a remarketing agent, Wilmington Trust SP Services (Dublin) Limited, as lessor, Fly Aircraft Holdings Thirty-Eight Limited, as participant, and Air India Limited, as lessee.

Schedule B

Ancillary Services

I.	Ancillary Services.

#	Type of Service	Timing / Term of Service
Delivery of Books and Records
1.	Servicers to deliver all of the Company’s documents in their possession to the Carlyle Aviation Offices, including, but not limited to, LC’s, IDERA’s, DPOA’s, and available KYC documents (on an “as is” basis) upon prior notice and during customary business hours.	At the closing of the Transaction
2.	Servicers to deliver copies of all leases on an “as is” basis that are in their possession to the Carlyle Aviation Offices upon prior notice and during customary business hours.	At the closing of the Transaction
3.	Servicers to provide access to Company’s lease summaries.	At the closing of the Transaction
4.	Servicers to send initial introductions to each airline and provide a contact list of all key personnel within each department of such airlines, including, but not limited to, key personnel within senior management, accounting, technical, insurance and legal.	At the closing of the Transaction
5.	Servicers to provide a contact list for local counsel used in each jurisdiction.	At the closing of the Transaction
6.	Servicers to send initial introductions to, and provide a contact list for, any issuing bank from which the Company has one or more letters of credit.	At the closing of the Transaction
7.	Servicers to deliver a true, correct and complete list of open lease items that they are aware of, including, but not limited to, outstanding items under LOIs, lease amendments and side letters.	At the closing of the Transaction
8.	Servicers to deliver a true, correct and complete list of trailing items that they are aware of and provide follow-up assistance in order to close out any of the open lease items described in #6, including, but not limited to, satisfying conditions subsequent, assisting with post-closing filings and cooperating in tracking down original copies.	At the closing of the Transaction
9.	Servicers to provide written summaries of all threatened (that they are aware of) and pending disputes and litigations. Servicers to provide routine updates to such summaries as necessary for the 6 months following the closing of the Transaction.	At the closing of the Transaction
10.	Servicers to provide all information regarding any calendar-based action items in connection with the leases falling due within 12 months of the closing of the transaction, including, but not limited to, lease options, deadlines and expiration dates.	At the closing of the Transaction
11.	Servicers to deliver all of the Company’s accounting and tax information to the Carlyle Aviation Offices upon prior notice and during customary business hours.	At the closing of the Transaction
12.	Servicers to provide control over the Company’s bank account(s).	At the closing of the Transaction unless not reasonably practicable and, for any account where control has not been provided on the closing of the Transaction, the Servicers may not make any payments or transfers without the consent of Buyer.

Ancillary Services
1.	Servicers to assist with creating and distributing invoices consistent with the Company’s and Servicers’ past practice.	6 months
2.	Servicers to assist with managing and transitioning the accounts payable and receivables in a manner consistent with the Company’s and Servicers’ past practice.	6 months
3.	Servicer to assist with maintenance management (e.g., reserve claim status, reserve balances, reserve account activity) in a manner consistent with the Company’s and Servicers’ past practice.	6 months
4.	If CMS is used, Servicers will cooperate reasonably with transferring the Company’s leases to Carlyle Aviation’s account.	6 months
5.	Servicers to use commercially reasonable efforts to assist in the preparation and maintenance of the Company’s taxes and all supporting documentation thereof, in a manner consistent with the Company’s and Servicers’ past practice, as well as provide appropriate assistance with any tax-related projects necessary to the operation of the Company, such assistance to be provided upon advance request, as needed.	6 months
6.	Servicers to transfer any collected aircraft records from third party software where such records are stored. Method of transfer shall be via box.com, intralinks, or a similar commercially reasonable method of distribution.	6 months
Ancillary Services Team
1.	Servicers to provide reasonable access to 2 individuals selected by the Servicers with knowledge of the Company’s financing and accounting during customary business hours.	6 months
2.	Servicers to provide reasonable access to 2 members of its legal team(s) selected by the Servicers to answer any questions related to due diligence during customary business hours.	6 months
3.	Servicers to provide reasonable access to 2 members of its technical team(s) selected by the Servicers to answer any questions related to due diligence during customary business hours.	6 months

II.	Fees.

The fees payable to the Servicers in accordance with Section 4(a) of the Agreement includes compensation to Servicers in connection with providing the services set forth on this Schedule C.

Exhibit C

STATUTORY MERGER AGREEMENT

by and among:

Fly Leasing Limited,

 and

Carlyle Aviation Elevate Merger Subsidiary Ltd.

Dated as of [●], 2021

In connection with a Merger Agreement (as defined herein)

THIS STATUTORY MERGER AGREEMENT (the “Statutory Merger Agreement”) is dated [●], 2021.

PARTIES

(1)	Fly Leasing Limited, a company incorporated under the laws of Bermuda with registration number [●] (“Fly”); and

(2)	Carlyle Aviation Elevate Merger Subsidiary Ltd., a company incorporated under the laws of Bermuda with registration number [●] (“Merger Sub”).

BACKGROUND

A.            Merger Sub is an indirect, wholly owned subsidiary of Carlyle Aviation Elevate Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Parent”).

B.            Fly and Merger Sub (together the “Merging Companies”) have agreed to merge pursuant to Section 104H of the Companies Act (as defined below) (the “Merger”), the combined undertaking, property and liabilities of both Merging Companies shall vest in Fly, the separate corporate existence of Merger Sub shall cease and Fly will survive the Merger as the surviving company (hereinafter the “Surviving Company”) and will continue its existence as a Bermuda exempted company on the terms of this Statutory Merger Agreement.

C.            This Statutory Merger Agreement is the “Statutory Merger Agreement” as referred to in the Merger Agreement (as defined below).

D.            Pursuant to the terms of the Merger Agreement, the shareholders of Fly have, for the purposes of section 106 of the Companies Act (as defined below), approved the Merger and this Statutory Merger Agreement.

AGREED TERMS

1.	Definitions

1.1          Unless the context otherwise requires, the following words and expressions have the following meanings in this Statutory Merger Agreement:

“Companies Act” means the Companies Act 1981 (as amended) of Bermuda;

“Merger Agreement” means the Agreement and Plan of Merger, dated as of March 27, 2021, by and among Parent, Merger Sub, and Fly relating to the Merger; and

“Merger Conditions” means the conditions to the Closing set out in Article VI of the Merger Agreement.

1.2          All capitalized terms used, but not otherwise defined in this Statutory Merger Agreement, have the respective meanings ascribed to such terms in the Merger Agreement.

2.	Effectiveness of the Merger

2.1           The parties to this Statutory Merger Agreement agree that, subject to the terms and conditions of this Statutory Merger Agreement and the Merger Agreement, and in accordance with Section 104H of the Companies Act, at the Effective Time, Merger Sub shall be merged with and into Fly, the separate corporate existence of Merger Sub shall thereupon cease, and Fly shall be the surviving company in the Merger (the “Surviving Company”).

2.2          The Merger shall be conditional on:

(a)          the satisfaction (or, if capable of waiver, waiver in accordance with the terms of the Merger Agreement) of each of the Merger Conditions; and

(b)          the issuance of the Certificate of Merger by the Bermuda Registrar of Companies.

2.3          The Merger shall become effective upon the issuance of the Certificate of Merger by the Bermuda Registrar of Companies at the time and date shown on the Certificate of Merger.

3.	Name

The Surviving Company shall be named Fly Leasing Limited.

4.	Memorandum of Association and Bye-Laws

The memorandum of association of the Surviving Company will be the memorandum of association of Fly as in effect immediately prior to the Effective Time. The bye-laws of the Surviving Company shall, at the Effective Time, by virtue of the Merger and without any further action, be amended and restated as of the Effective Time to conform to the bye-laws of Merger Sub in effect immediately prior to the Effective Time, except that the name of the company reflected therein shall be Fly Leasing Limited.

5.	Directors

5.1          The names and addresses of the persons proposed to be the directors of the Surviving Company, being the directors of Merger Sub immediately prior to the Effective Time, are as follows:

[●]	[●]

[●]	[●]

5.2          Those individuals identified above shall hold office as directors of the Surviving Company until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the Companies Act and the bye-laws of the Surviving Company.

6.	Effect of Merger on Share Capital of Merger Sub

At the Effective Time, by virtue of the Merger, and without any further action on the part of Fly, Merger Sub, or any holder of any share capital of Fly or Merger Sub, each common share, $ 0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one common share of the Surviving Company.

7.	Effect of Merger on Share Capital of FLY

7.1          At the Effective Time, by virtue of the Merger and without any further action on the part of Fly, Merger Sub, or any holder of any share capital of Fly or of Merger Sub:

(a)          any Fly Shares held by Fly in Fly’s treasury or held, directly or indirectly, by Fly, Parent, Merger Sub or any wholly-owned Subsidiary of Fly immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) shall automatically be cancelled and shall cease to exist, without any repayment of capital in respect thereof, and no consideration shall be delivered in exchange therefor;

(b)          except as provided in Section 7.1(a) and subject to Sections 7.2 and 7.3, each Fly Share that is issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration; and

(c)          subject to Section 42 of the Companies Act, at the Effective Time, concurrently with Parent paying Manager, on behalf of Fly, the change of control fee and termination fee specified in Section 7(b) of the BBAM Agreement and the termination of the Management Agreement, Fly shall repurchase all Manager Shares for their par value in accordance with the terms of the BBAM Agreement and the Fly Bye-laws as in force immediately prior to the Effective Time and, upon such repurchase, the Manager Shares shall be cancelled, shall not be re-issued and the amount of the Company’s issued share capital shall be diminished by the nominal value of the Manager Shares with the repurchase of the Manager Shares under Section 42 of the Companies Act not reducing the amount of the Company’s authorized share capital.

7.2          Each of the Paying Agent, Parent and the Surviving Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Statutory Merger Agreement to any holder or former holder of Fly Shares, Manager Shares, Company SARs, or otherwise pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax law or under any other applicable legal requirement including, without limitation, under Irish tax, payroll (PAYE) and social security (PRSI) law. To the extent such amounts are so deducted or withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes under this Statutory Merger Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

7.3          At the Effective Time, all Dissenting Shares will be cancelled and converted into the right to receive the fair value thereof as appraised by the Supreme Court of Bermuda under Section 106(6) of the Companies Act which, if paid following the Effective Time, will be paid by the Surviving Company. If a holder of Fly Shares who sought to exercise such holder’s right to appraisal fails to properly exercise, or effectively withdraws or otherwise waives, such holder’s right to appraisal, then such holder shall have no other rights with respect to such Dissenting Shares other than as contemplated by Section 7.1(b).

8.	Miscellaneous

8.1          Nothing in this Statutory Merger Agreement shall be construed as creating any partnership or agency relationship between any of the parties.

8.2          Any waiver of any right under this Statutory Merger Agreement shall only be effective if it is in writing, and shall apply only in the circumstances for which it is given and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived. No failure or delay by Fly or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signing on behalf of such party.

8.3          Unless specifically provided otherwise, rights arising under this Statutory Merger Agreement shall be cumulative and shall not exclude rights provided by applicable law.

8.4          This Statutory Merger Agreement shall terminate upon the earliest to occur of: (i) agreement in writing between Merger Sub and Fly at any time prior to the Effective Time; and (ii) automatically upon termination of the Merger Agreement in accordance with its terms. Without prejudice to the provisions of the Merger Agreement, in the event of the termination of this Statutory Merger Agreement as provided in this Section 8.4, there shall be no liability on the part of Merger Sub, Fly or their respective directors, officers and Affiliates other than as set forth in Article VII of the Merger Agreement.

8.5          The provisions of this Statutory Merger Agreement shall not be deemed to modify, add to or amend the provisions of the Merger Agreement. In the event of any conflict or inconsistency between the terms of this Statutory Merger Agreement and the Merger Agreement, the Merger Agreement shall prevail.

8.6          Neither this Statutory Merger Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Statutory Merger Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment not permitted by this Section 8.6 shall be null and void.

8.7          This Statutory Merger Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Statutory Merger Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms of this Statutory Merger Agreement.

9.	Notices

All notices, requests and other communications to any party given under this Statutory Merger Agreement shall be given, and deemed to be duly given, in accordance with Section 8.2 of the Merger Agreement.

10.	Governing Law

10.1        This Statutory Merger Agreement shall be governed by, and construed in accordance with, the laws of Bermuda, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

10.2        The parties to this Statutory Merger Agreement hereby irrevocably agree that the Courts of Bermuda (the “Courts”) shall have exclusive jurisdiction in respect of any dispute, suit, action, arbitration or proceedings (“Proceedings”) which may arise out of or in connection with this Statutory Merger Agreement and waive any objection to Proceedings in the Courts on the grounds of venue or on the basis that the Proceedings have been brought in an inconvenient forum.

[Signature Page Follows]

THE PARTIES hereto have executed this Statutory Merger Agreement AS A DEED the day and year first above written.

EXECUTED as a DEED for and on behalf
of FLY LEASING LIMITED	)
)
	)	By:

Name:

Position:

EXECUTED as a DEED for and on behalf	)
of CARLYLE AVIATION ELEVATE	)
MERGER SUBSIDIARY LTD.	)	By:

Name:

Position: